   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 25, 1998


                                                      REGISTRATION NO. 333-43497
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               WORLD ACCESS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           65-0044209
 (STATE OR OTHER JURISDICTION OF INCORPORATION OR          (IRS EMPLOYER IDENTIFICATION NUMBER)
                   ORGANIZATION)

                      945 E. PACES FERRY ROAD, SUITE 2240,
                             ATLANTA, GEORGIA 30326
                                 (404) 231-2025
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 MARK A. GERGEL

              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               WORLD ACCESS, INC.
                      945 E. PACES FERRY ROAD, SUITE 2240
                             ATLANTA, GEORGIA 30326
                                 (404) 231-2025
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR
                          SERVICE, SHOULD BE SENT TO:
                              STEVEN E. FOX, ESQ.
                              ROGERS & HARDIN LLP
                   2700 INTERNATIONAL TOWER, PEACHTREE CENTER
                           229 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30303
                                 (404) 522-4700
                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
     TITLE OF EACH CLASS OF             AMOUNT             PROPOSED MAXIMUM            PROPOSED MAXIMUM           AMOUNT OF
   SECURITIES TO BE REGISTERED     TO BE REGISTERED   OFFERING PRICE PER SECURITY  AGGREGATE OFFERING PRICE    REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
4.5% Convertible Subordinated
  Notes Due 2002.................    $115,000,000                100%                    $115,000,000             $33,925(1)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.....    2,000,370(2)              $19.0625                  $38,132,053              $11,249(3)
=================================================================================================================================

(1) Calculated pursuant to Rule 457(i) under the Securities Act of 1933, as amended.
(2) Plus such indeterminate number of shares of Common Stock as may be issuable upon conversion of the Convertible Subordinated Notes registered hereunder, including such shares as may be issuable pursuant to antidilution adjustments. Pursuant to Rule 457(i), no registration fee is required for these additional shares.
(3) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low sales prices of the Company's common stock quoted in the Nasdaq National Market on December 26, 1997.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

    PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE PROSPECTUS WHICH CONSTITUTES A PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO AN AGGREGATE OF 545,272 SHARES OF THE REGISTRANT'S COMMON STOCK REGISTERED ON FORM S-3, REGISTRATION NO. 333-21079.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS                                                 SUBJECT TO COMPLETION

                                                               FEBRUARY 25, 1998


[WORLD ACCESS, INC., LOGO]
                                  $115,000,000
                  4.5% CONVERTIBLE SUBORDINATED NOTES DUE 2002
                                      AND
                             SHARES OF COMMON STOCK
                        ISSUABLE UPON CONVERSION THEREOF
                                      AND
                        2,545,642 SHARES OF COMMON STOCK
                             ---------------------

    This Prospectus relates to the resale from time to time by the holders (the "Selling Securityholders") of (i) up to $115,000,000 aggregate principal amount of 4.5% Convertible Subordinated Notes Due 2002 (the "Notes") of World Access, Inc., a Delaware corporation (the "Company"), and of shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Company issuable upon the conversion thereof (the "Conversion Shares"); (ii) an aggregate of 1,816,302 shares of outstanding Common Stock (the "Restricted Shares"); and (iii) an aggregate of 729,340 shares of Common Stock issuable upon exercise of certain warrants and options (the "Warrants") held by directors of the Company (the "Warrant Shares," and, together with the Restricted Shares, the "Shares").

    The Notes are convertible at the option of the holder into shares of Common Stock of the Company, at any time prior to maturity, unless previously redeemed or repurchased, at a conversion price of $37.03125 per share (equivalent to a conversion rate of 27.0 shares per $1,000 principal amount of Notes), subject to adjustment in certain events. Interest on the Notes is payable semi-annually on April 1 and October 1 of each year, commencing on April 1, 1998.

    The Notes are not redeemable by the Company until October 1, 2000. Thereafter, the Notes will be redeemable, at any time, on at least 15 days' notice at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued interest. Upon a Change of Control (as defined), each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at 100% of the principal amount thereof, together with accrued interest to the repurchase date. The Notes are unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness (as defined) of the Company. See "Description of the Notes."

    The Notes were originally issued by the Company in private placements effected on October 1, 1997 and October 28, 1997 to the Initial Purchasers (as defined) and were simultaneously sold by the Initial Purchasers in transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in the United States to persons reasonably believed to be "qualified institutional buyers" as defined in Rule 144A under the Securities Act and outside of the United States in accordance with Regulation S under the Securities Act.

    The Selling Securityholders may offer Notes or Conversion Shares from time to time to purchasers directly or through underwriters, dealers or agents. Such Notes or Conversion Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. Each Selling Securityholder will be responsible for payment of any and all commissions to brokers, which will be negotiated on an individual basis.


    The Notes have been designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. The Common Stock is listed on the National Association of Securities Dealers Automated Quotations National Market ("Nasdaq") under the trading symbol "WAXS." On February 24, 1998, the last reported sale price of the Common Stock as reported on Nasdaq was $23 7/8 per share. The Conversion Shares have been approved for quotation on Nasdaq. For a description of certain federal income tax consequences to the holders of the Notes, see "Certain Federal Income Tax Consequences."


    The Restricted Shares were originally issued by the Company in private placements in March 1997 and August 1997 in transactions exempt from the registration requirements of the Securities Act. The Warrants were originally issued by the Company in December 1994 and March 1997 pursuant to the Company's Outside Directors' Warrant Plan and Directors Warrant Plan and are currently exercisable. Holders of the Warrants will exercise such Warrants prior to the sale of the underlying shares registered hereby.

    The Company will not receive any of the proceeds from the sale of any Notes, Conversion Shares or the Shares by the Selling Securityholders. Expenses of preparing and filing the registration statement to which this Prospectus relates and all post-effective amendments will be borne by the Company. See "Plan of Distribution" for a description of the indemnification arrangements between the Company and the Selling Securityholders.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES AND THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

               THE DATE OF THIS PROSPECTUS IS             , 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings made by the Company through the Commission's Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Commission's web site (http://www.sec.gov). Copies of other materials concerning the Company can be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement shall be deemed qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act and are hereby incorporated by reference:

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File Number 0-19998);

          2. Quarterly Report on Forms 10-Q for the quarterly periods ended March 31, 1997, June 30, 1997 and September 30, 1997 (File Number 0-19998);

          3. The Company's Current Report on Form 8-K filed April 10, 1997, as amended by Amendment Number 1 on Form 8-K/A filed on June 9, 1997 (relating to the acquisition of Cellular Infrastructure Supply, Inc.);

          4. The Company's Current Report on Form 8-K filed on September 19, 1997 (relating to the proposed offering of the Notes);

          5. The Company's Current Report on Form 8-K filed on October 8, 1997 (relating to the consummation of the offering of the Notes);

          6. The Company's Current Report on Form 8-K filed on February 13, 1998 (relating to the acquisition of Advanced TechCom, Inc.);


          7. The Company's Current Report on Form 8-K filed on February 20, 1998, as amended by Amendment No. 1 thereto on Form 8-K/A filed on February 25, 1998 (relating to the pending acquisition of majority stake in NACT Telecommunications, Inc.);


          8. The Company's Current Report on Form 8-K filed on February 20, 1998 (relating to the execution of a letter of intent with Cherry Communications Incorporated); and

          9. The description of the Common Stock in the Company's Registration Statement on Form 8-A dated July 19, 1991.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Notes and Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date any such document is filed.

     Any statements contained in a document incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (or in any other subsequently filed document which also is incorporated by reference in this Prospectus) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

     No person has been authorized in connection with the offering made hereby to give any information or make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any other person. This Prospectus does not constitute an offer to sell or solicitation of any offer to buy any of the securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Mark A. Gergel, Chief Financial Officer, World Access, Inc., 945 E. Paces Ferry Road, Suite 2240, Atlanta, Georgia 30326. Telephone inquiries may be directed to Mr. Gergel at (404) 231-2025.

     The Company claims trademark protection in the marks Compact Digital Exchange(TM), Wireless Local Loop-2000(TM), WLL-2000(TM), Ultra-45(TM)and World Access(TM). Other trademarks appearing herein are the property of their respective owners.

                           FORWARD-LOOKING STATEMENTS

     THE COMPANY MAY FROM TIME TO TIME MAKE WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS CONTAINED IN ITS FILINGS WITH THE COMMISSION AND ITS REPORTS TO STOCKHOLDERS. THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN STATEMENTS, OTHER THAN THOSE CONCERNING HISTORICAL INFORMATION, THAT SHOULD BE CONSIDERED FORWARD-LOOKING AND SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS ARE MADE BASED ON MANAGEMENT'S BELIEF AS WELL AS ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, MANAGEMENT PURSUANT TO "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS DUE TO, AMONG OTHER THINGS, FACTORS SET FORTH IN THIS PROSPECTUS UNDER THE HEADING "RISK FACTORS." THE COMPANY CAUTIONS THAT SUCH FACTORS ARE NOT EXCLUSIVE. THE COMPANY DOES NOT UNDERTAKE TO UPDATE ANY FORWARD-LOOKING STATEMENT THAT MAY BE MADE FROM TIME TO TIME BY, OR ON BEHALF OF, THE COMPANY.

                               PROSPECTUS SUMMARY

     The following information is qualified in its entirety by the more detailed information in this Prospectus and in the documents incorporated by reference herein. Except as otherwise indicated, references made to the "Company" shall mean World Access, Inc. and its consolidated subsidiaries.

                                  THE COMPANY

     The Company develops, manufactures and markets wireline and wireless switching, transport and access products primarily for the United States, Caribbean Basin and Latin American telecommunications markets. The Company's products allow telecommunications service providers to build and upgrade their central office and outside plant networks in order to provide a wide array of voice, data and video services to their business and residential customers. The Company offers digital switches, cellular base stations, fixed wireless local loop systems, intelligent multiplexers, digital loop carriers, microwave and millimeterwave radio equipment and other telecommunications network products. The products offered by the Company include those manufactured by the Company, as well as those manufactured by other telecommunications equipment companies. To support and complement its product sales, the Company also provides its customers with a broad range of design, engineering, manufacturing, testing, installation, repair and other value-added services.

     The global telecommunications industry has undergone significant transformation and growth in recent years due to domestic deregulation, technological innovation and growth in international markets. In addition, business and residential demand for voice, data and video telecommunications services has increased the need for additional systems capacity and network bandwidth to accommodate the provision of such services by telecommunications providers. The Company believes that these market forces will intensify in the foreseeable future and that an increased number of telecommunications service providers, the availability of new services and strong international demand for the deployment of basic telephone service will provide the Company with extensive opportunities to sell its wireline and wireless switching, transport and access products in the United States and in international markets.

     The Company markets and sells its products and services to over 200 telecommunications service providers. Its customers include all of the Regional Bell Operating Companies ("RBOCs"), including BellSouth, SBC Communications, Bell Atlantic and NYNEX; other local exchange carriers such as Century Telephone, Alltel and Puerto Rico Telephone; inter-exchange carriers such as Sprint and Cable & Wireless; wireless service providers such as Cellular One, Comcast Cellular and Price Cellular; and other service providers entering the telecommunications industry such as competitive access providers, cable television companies and private network operators.

     From May 1995 to August 1997, the Company acquired five telecommunications products businesses: AIT, Inc. ("AIT"), a full-service provider of Northern Telecom switching systems, frames and related circuit boards; Westec Communications, Inc. ("Westec"), a provider of microwave and millimeterwave systems and services for voice, data and video applications; Sunrise Sierra, Inc. ("Sunrise"), a developer and manufacturer of intelligent transport and access products; Cellular Infrastructure Supply, Inc. ("CIS"), a provider of equipment and related design, installation and technical support services to the cellular and PCS markets; and Galaxy Personal Communications Services, Inc. ("Galaxy"), a provider of system design, implementation, optimization and other value-added radio engineering and consulting services to PCS, cellular and other wireless telecommunications service companies. These five acquisitions (the "Acquisitions") broadened the Company's line of products, enhanced its product development capabilities and strengthened its ability to provide complete telecommunications network solutions to its customers.

     The Company has realized significant improvements in its sales and operating results since 1994 as a result of the Acquisitions and internal growth initiatives. The Company's total sales increased by 97.2% in 1995 and 69.2% in 1996. Total sales for the first nine months of 1997 increased by 97.2% over the first nine months of 1996. As the Company increased its product sales from 18.2% of total sales in 1994 to 78.2% of total sales in the first nine months of 1997, its gross profit margin increased from 12.9% in 1994 to 21.1% in 1995, 29.4% in 1996 and 35.0% in the first nine months of 1997. As a percentage of total sales, the Company's operating income (loss) increased from (8.5%) in 1994 to 5.0% in 1995, 14.4% in 1996 and 21.8% in the first nine months of 1997.

     In the second quarter of 1997, the Company began marketing two of its new products for the international markets, the Compact Digital Exchange switch ("CDX") and the Wireless Local Loop-2000 system ("WLL-2000"). The CDX uses proprietary technology to provide complete local, tandem and toll telephony services, including custom calling features. The WLL-2000 is a low cost, fixed wireless point-to-multipoint system that allows two way voice and data transmission utilizing remote radio base stations and integrated antenna and electronics units located at end-users' premises. Both of these new products have been specifically designed to be compatible with international standards and meet unique customer requirements such as flexible programming, modular design, small physical size and tolerance of a wide range of environmental conditions. The CDX and WLL-2000 for the first time provide the Company with an integrated family of proprietary switching and wireless access products for the international markets.

     The Company's initial targeted market for these products is Latin America and the Caribbean Basin, where the Company believes there is significant pent-up demand for low cost, modular, next-generation technology products such as compact modular digital central office switches and fixed wireless local loop systems.

     The Company's objective is to continue to broaden its offering of wireline and wireless switching, transport and access products and expand its geographic market coverage to become a preferred provider of telecommunications products and related services. In order to achieve this objective, the Company plans to continue its strategy of (i) acquiring switching, transport and access products companies; (ii) developing proprietary products; (iii) pursuing opportunities to license and manufacture telecommunications products; (iv) leveraging its existing customer relationships and distribution base; (v) focusing on emerging international markets; and (vi) leveraging the Company's manufacturing, test and service capabilities.

     The Company's principal executive offices are located at 945 East Paces Ferry Road, Suite 2240, Atlanta, Georgia 30326. Its telephone number is (404) 231-2025.

                              RECENT DEVELOPMENTS

     On December 31, 1997, the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") with GST Telecommunications, Inc., a federally chartered Canadian corporation ("GST"), and GST USA, Inc., a Delaware corporation ("GST USA"), pursuant to which the Company has agreed to purchase (the "NACT Stock Purchase") from GST USA 5,113,712 shares of the common stock of NACT Telecommunications, Inc. ("NACT") held by GST USA, representing approximately 63% of the outstanding shares of NACT common stock, $.01 par value per share (the "NACT Common Stock"). NACT is a Provo, Utah based provider of advanced telecommunications switching platforms with integrated applications software and network telemanagement capabilities. NACT's customers include national and international long distance carriers, prepaid debit and prepaid cellular network operators, international callback/reorigination providers and other specialty telecommunications service providers. Pursuant to the Purchase Agreement, the Company will (i) pay to GST USA cash in the amount of $59,662,956, and (ii) deliver to GST USA 1,429,907 shares of Common Stock.


     On February 24, 1998, the Company entered into a merger agreement with NACT pursuant to which the Company agreed to acquire all of the shares of NACT Common Stock not already owned by the Company or GST USA. Pursuant to the terms of the merger agreement, each share of NACT Common Stock will be converted into shares of Common Stock having a value of $17.50 per share based on the average of the daily closing price of the Common Stock on The Nasdaq National Market on each of the twenty consecutive trading days ending with the third day immediately preceding the effective time of the merger (the "Closing Price"), provided that if the Closing Price is more than $25.52, then each share of NACT Common Stock will be converted into 0.6857 shares of Common Stock, and if the Closing Price is less than $20.88, then the Company can terminate the agreement. The merger is subject to, among other things, the consummation of the NACT Stock Purchase, the approval of the NACT stockholders and the satisfaction of certain other customary conditions.


     On January 29, 1998, the Company completed its previously announced acquisition of Advanced TechCom, Inc. ("ATI"), a Wilmington, Massachusetts based designer and manufacturer of digital microwave and millimeterwave radio systems for short and long haul voice, data and video applications. In connection with the acquisition of ATI, the former ATI stockholders received shares of Common Stock valued at approximately $10 million and have the right to receive up to an additional $5 million in shares of Common Stock upon the achievement of certain pre-tax profitability levels.

     On February 12, 1998, the Company signed a letter of intent to acquire Cherry Communications Incorporated (d/b/a Resurgens Communications Group) ("Resurgens") in a merger transaction upon terms to be negotiated. Resurgens, currently operating under the protection of Chapter 11 of the United States Bankruptcy Code, is a facilities-based provider of international network access, commonly referred to in the industry as a carriers' carrier. Resurgens had revenues of approximately $180 million in 1997. The transaction with Resurgens is subject to, among other things, the satisfactory completion by the Company of its due diligence investigation of Resurgens, the preparation and execution of a definitive merger agreement, the receipt of the requisite corporate and regulatory approvals and the confirmation of Resurgens' Plan of Reorganization.

                              DESCRIPTION OF NOTES

Securities Offered..............   $115,000,000 aggregate principal amount of
                                   4.5% Convertible Subordinated Notes due 2002.

Interest Payment Dates..........   April 1 and October 1, commencing April 1,
                                   1998.

Maturity Date...................   October 1, 2002.

Conversion......................   The Notes are convertible into shares of
                                   Common Stock at any time prior to maturity, unless previously redeemed or repurchased, at a conversion price of $37.03125 per share, subject to certain adjustments. See
                                   "Description of Notes -- Conversion of
                                   Notes."

Redemption at the Option of the
  Company.......................   The Notes are not redeemable by the Company
                                   until October 1, 2000. Thereafter, the Notes will be redeemable, at any time, on at least
                                   15 days' notice at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued interest. See
                                   "Description of Notes -- Optional Redemption by the Company." The Notes are not entitled to any sinking fund.

Repurchase at the Option of
Holders upon Change in
  Control.......................   In the event a Change in Control (as defined)
                                   occurs, each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes at 100% of their principal amount thereof, together with accrued interest to the repurchase date. If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof or that the Company would be permitted to repurchase the Notes under its then-existing credit arrangements. See "Description of
                                   Notes -- Repurchase at Option of Holders upon
                                   Change in Control" and "Risk
                                   Factors -- Limitation on Repurchase of Notes upon Change in Control."

Subordination...................   The Notes are unsecured and subordinated in
                                   right of payment in full to all existing and future Senior Indebtedness. See "Description of Notes -- Subordination of Notes." As defined, Senior Indebtedness includes the
                                   Company's long-term debt, capital lease
                                   obligations and any outstanding balance on its $10 million line of credit. As of September 30, 1997, the Company had approximately $367,000 of indebtedness outstanding that would have constituted
                                   Senior Indebtedness and had available its entire line of credit.

Use of Proceeds.................   The Company will not receive any proceeds
                                   from the sale of the Notes or the Conversion
                                   Shares. See "Use of Proceeds."

Book Entry, Delivery and Form...   Notes sold to qualified institutional buyers
                                   ("QIBs") in reliance on Rule 144A under the Securities Act are represented by a single, permanent global Note (the "144A Global
                                   Note") in fully registered form deposited with the Trustee as custodian for, and registered in the name of a nominee of, The
                                   Depository Trust Company ("DTC"). Notes sold to Foreign Persons (as defined) in reliance on Regulation S under the Securities Act are represented by a single, permanent global
                                   Note (the "Regulation S Global Note") in fully registered form deposited with the Trustee as custodian for, and registered in the name of a nominee of, DTC for the accounts of the Euroclear System
                                   ("Euroclear") and Cedel, S.A. ("Cedel"). The
                                   144A Global Note and the Regulation S Global
                                   Note are hereinafter collectively referred to as the Global Note. See "Description of
                                   Notes -- Book Entry, Delivery and Form."
                                   Notes sold to institutional investors that are neither QIBs nor Foreign Persons were issued in definitive registered form and are not represented by the Global Note.

Registration Rights.............   The Company has agreed to use all reasonable
                                   efforts to keep effective for two years the Registration Statement of which this
                                   Prospectus is a part. The Company may suspend the use of this Prospectus during certain periods and under certain circumstances. See
                                   "Description of Notes--Registration Rights."

Trading.........................   The Notes are eligible for trading in the
                                   PORTAL Market. The Common Stock is traded on the Nasdaq National Market under the symbol
                                   "WAXS."

                          DESCRIPTION OF COMMON STOCK

The Common Stock................   3,105,485 shares of Common Stock are issuable
                                   upon conversion of the Notes and 729,340 shares of Common Stock are issuable upon exercise of the Warrants. The Notes are convertible into Common Stock at a conversion price of $37.03125 per share, subject to adjustment under certain circumstances. See
                                   "Description of Notes -- Conversion Rights."
                                   The exercise price of the Warrants ranges from $1.50 to $9.21 per share.

Shares Outstanding..............   On February 23, 1998, there were 19,754,046
                                   shares of Common Stock outstanding. As of the date of this Prospectus, none of the Notes has been converted into shares of Common
                                   Stock.

Shares Outstanding if all Notes
  are Converted and all Warrants
  are Exercised.................   22,859,531 shares of Common Stock would be
                                   outstanding if all of the Notes were
                                   converted into shares of Common Stock, and 729,340 additional shares of Common Stock would be outstanding if all of the Warrants were exercised.

Use of Proceeds.................   The Company will not receive any proceeds
                                   from the sale of the Notes, the Conversion
                                   Shares or the Shares. See "Use of Proceeds."

Dividend Policy.................   The Company has never declared or paid a cash
                                   dividend to stockholders. The Company's Board of Directors presently intends to retain all earnings to finance the expansion of the Company's operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors considered relevant by the Company's
                                   Board of Directors. Certain of the Company's debt agreements restrict the amount of dividends which may be paid.

Trading.........................   The Common Stock is traded on the Nasdaq
                                   National Market under the symbol "WAXS".

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                    NINE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                  -----------------------------------------------   -----------------
                                   1992      1993      1994      1995      1996      1996      1997
                                  -------   -------   -------   -------   -------   -------   -------
Ratio of earnings to fixed
  charges(1)....................       --        --        --      2.5x     10.2x      8.1x     33.0x

---------------

(1) Computed by dividing earnings by total fixed charges. Earnings consist of earnings from continuing operations excluding unusual charges or extraordinary items, plus fixed charges. Fixed charges consist of interest on debt, including amortization of debt issuance costs, and a portion of rent expense estimated by management to be the interest component of such rentals. Earnings were not sufficient to cover fixed charges for the years ended December 31, 1992, 1993 and 1994 in the amount of $3,300,000, $2,060,000, and $1,883,000, respectively.

                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the securities offered hereby. This Prospectus contains certain forward-looking statements with respect to the Company's operations, industry, financial condition and liquidity. These statements reflect the Company's assessment of a number of risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward- looking statements as a result of certain factors set forth below and elsewhere in this Prospectus.

RISK FACTORS RELATED TO THE COMPANY

     Acquisition Risks. A key element of the Company's growth to date and its strategy for the future is expansion through the acquisition of companies that complement or expand its existing business. As a result, the Company continually evaluates potential acquisition opportunities, some of which may be material in size or scope. Acquisitions involve a number of special risks, including the time associated with identifying and evaluating future acquisitions, the diversion of management's attention to the integration of the operations and personnel of the acquired companies, the incorporation of acquired products and services into the Company's offerings, possible adverse short-term effects on the Company's operating results, the realization of acquired intangible assets and the loss of key employees of the acquired companies. The Company may issue equity securities and other forms of consideration in connection with future acquisitions, which could cause dilution to the Company's then-existing stockholders.

     The Company is currently considering and evaluating a number of acquisition opportunities; however, the Company does not currently have any commitments or agreements with respect to any acquisitions other than with respect to NACT and Resurgens. There can be no assurance that suitable acquisition candidates will be found at prices acceptable to the Company, that the Company will have adequate resources to consummate any acquisition, that acquisitions can be consummated successfully, or that acquired businesses can be operated profitably or integrated successfully into the Company's operations.

     Increased Leverage. In connection with the sale of the Notes, the Company incurred approximately $115.0 million in additional indebtedness, which increased the ratio of its long-term debt to its total capitalization from 0.3% at September 30, 1997 to 57.3% on a pro forma basis. As a result of this increased leverage, the Company's principal and interest obligations increased substantially. The degree to which the Company is leveraged could adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to economic downturns and competitive pressures. The Company's increased leverage could also adversely affect its liquidity, as a substantial portion of available cash from operations may have to be applied to meet debt service requirements and, in the event of a cash shortfall, the Company could be forced to reduce other expenditures and forego potential acquisitions to be able to meet such requirements. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Selected Consolidated Financial Information."

     Management of Growth. The Company is currently experiencing a period of rapid growth resulting from recent acquisitions and the expansion of its operations, both of which have placed significant demands on the Company's resources. The Company's success in managing its growth will require it to continue to improve its operational, financial and management information systems, and to motivate and effectively manage its employees. If the Company's management is unable to manage such growth effectively, the quality of the Company's products and services, its ability to retain key personnel and its business, financial condition and results of operations could be materially adversely affected.

     Competition. The segments of the telecommunications industry in which the Company operates are intensely competitive. The Company's ability to compete is dependent upon several factors, including price, quality, product features and timeliness of delivery. Many of the Company's competitors have significantly more extensive engineering, manufacturing, marketing, financial and technical resources than the Company. In addition, the Company currently competes with several of its major suppliers, including Northern Telecom, with respect to the sale of certain of its products, which may adversely affect its ability to continue to obtain such products from these suppliers in the future.

     The Company may face additional competition from the RBOCs, which have historically been prohibited from manufacturing telecommunications equipment by the terms of the Modification of Final Judgment entered into in connection with the divestiture of the RBOCs by AT&T in 1984. The Telecommunications Act of 1996 contains provisions that permit the RBOCs, subject to satisfying certain conditions designed to facilitate local exchange competition, to manufacture telecommunications equipment. In light of these provisions, it is possible that one or more of the RBOCs, some of which are major customers of the Company, may decide to manufacture telecommunications equipment or to form alliances with other manufacturers. Any of these developments could result in increased competition for the Company, which may have a material adverse effect on the Company's business, financial condition and results of operations.

     Potential Fluctuations in Quarterly Operating Results. The Company's quarterly operating results have varied significantly in the past and are expected to do so in the future. As the Company increases its number of telecommunications product offerings, its future quarterly operating results may vary significantly depending on factors such as the timing and shipment of significant orders, new product introductions by the Company and its competitors, market acceptance of new and enhanced versions of the Company's products, changes in pricing policies by the Company and its competitors, the availability of new technologies, the mix of distribution channels through which the Company's products are sold, the inability to obtain sufficient supplies of sole or limited source components for the Company's products, gains or losses of significant customers, the timing of customers' upgrade and expansion programs, changes in the level of operating expenses, the timing of acquisitions, seasonality and general economic conditions. In response to competitive pressures or new product introductions, the Company may take certain pricing or marketing actions that could materially and adversely affect the Company's quarterly operating results. The Company's expense levels are based, in part, on the Company's expectations as to future sales. If future sales levels are below expectations, then the Company may be unable to adjust spending sufficiently in a timely manner to compensate for the unexpected sales shortfall. Accordingly, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. In addition, the operating results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Common Stock and the Notes would likely be materially adversely affected.

     Compliance with Government Regulations and Evolving Industry
Standards. The Company's products must meet a significant number of voice and data communications regulations and standards, some of which are evolving as new technologies are deployed. In the United States, the Company's products must comply with various regulations promulgated by the Federal Communications Commission, as well as with standards established by Bell Communications Research ("BellCore"). Internationally, the Company's products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of the International Telecommunications Union. In addition, telecommunications service providers require that equipment connected to their networks comply with their own standards, which may vary from industry standards.

     The failure of the Company's products to comply, or delays or costs in achieving compliance, with the various existing and evolving regulations and industry standards could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company expects that government regulatory policies are likely to continue to have a major impact on the pricing of both existing and new public network services and, therefore, are expected to affect demand for such services and the telecommunications products that support such services. Tariff rates, whether determined autonomously by telecommunications service providers or in response to regulatory directives, may affect the cost effectiveness of deploying public network services. Tariff policies are under continuous review and are subject to change. User uncertainty regarding future policies may also affect demand for telecommunications products, including the Company's products.

     Rapid Technological Development; New Products; Product Errors. The market for the Company's products is generally characterized by rapidly changing technology, evolving industry standards and frequent new product introductions that can render existing products obsolete or unmarketable. The Company's success will depend to a substantial degree upon its ability to develop and introduce in a timely fashion, enhancements to its existing products and new products that meet changing customer requirements and emerging industry standards. The failure of the Company to introduce new products and respond to industry changes on a timely and cost effective basis could have a material adverse affect on the Company's business, financial condition and results of operations.

     The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and capital, as well as the accurate anticipation of technological and market trends. Furthermore, the introduction and marketing of new or enhanced products require the Company to manage the transition from existing products in order to minimize disruption in customer purchasing patterns. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost-effective basis, new products or product enhancements, that its new products will adequately address the changing needs of the marketplace, or that it will successfully manage the transition to new or enhanced products. There also can be no assurance that the Company will be able to identify, develop, manufacture or support new products successfully, that such new products will gain market acceptance or that the Company will be able to respond effectively to technological changes, emerging industry standards or product announcements by competitors. In addition, the Company has on occasion experienced delays in the introduction of product enhancements and new products. There can be no assurance that in the future the Company will be able to introduce product enhancements or new products on a timely and cost effective basis. The rapid development of new technologies also increases the risk that current or new competitors could develop products that would reduce the competitiveness of the Company's products. There can be no assurance that products or technologies developed by others will not render the Company's products or technologies noncompetitive or obsolete.

     Products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released, and such errors have occurred in the Company's products in the past. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in the loss or delay in market acceptance of the Company's products, diversion of development resources, damage to the Company's reputation or increased service or warranty costs, any of which could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business--Manufacturing, Assembly and Test."

     Furthermore, from time to time, the Company may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycle of the Company's existing product offerings. There can be no assurance that announcements of product enhancements or new product offerings will not cause customers to defer purchasing existing Company products or cause resellers to return products to the Company. Failure to introduce new products or product enhancements effectively and on a timely basis, customer delays in purchasing products in anticipation of new product introductions and any inability of the Company to respond effectively to technological changes, emerging industry standards or product announcements by competitors, could have a material adverse effect on the Company's business, operating results and financial condition.

     Dependence on Suppliers. The Company purchases substantially all of its components and other parts from suppliers on a purchase order basis and does not maintain long-term supply arrangements. Most of the components used in the Company's products and related services are currently obtained from multiple sources. However, several components, primarily custom hybrid integrated circuits, are available from a single source. In addition, AIT's operations depend on a consistent supply of new or used switching products, add-on frames and related circuit boards. Accordingly, there can be no assurance that the Company will be able to continue to obtain sufficient quantities of products or key components as required or that such products or key components, if obtained, will be available to the Company on commercially favorable terms. Failure to obtain products and key components on a timely and cost effective basis could have a material adverse effect on the Company's business, financial condition and results of operations.

     Customer Concentration. A small number of customers historically has accounted for a significant percentage of the Company's total sales. For the nine months ended September 30, 1997, one customer accounted for 10.0% of the Company's total sales and the Company's top 10 customers accounted for 44.5% of total sales. For the year ended December 31, 1996, one customer accounted for 10.9% of the Company's total sales and the Company's top 10 customers accounted for 54.2% of total sales. The Company's customers typically are not obligated contractually to purchase any quantity of products or services in any particular period. The loss of, or a material reduction in orders by, one or more key customers could have a material adverse effect on the Company's business, financial condition and results of operations.

     New Management Team and Dependence on Key Personnel. The Company's management team consists of five executive officers, three of whom have been employed by the Company for less than two years. Although these individuals have significant experience in the telecommunications industry, there can be no assurance that they will function successfully as a management team to implement the Company's strategy. Moreover, the Company is highly dependent on the services of several key executive officers and technical employees, the loss of any of whom could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company will need to hire additional skilled personnel to support the continued growth of its business. The market for skilled personnel, especially those with the technical abilities required by the Company, is currently very competitive, and the Company must compete with much larger companies with significantly greater resources to attract and retain such personnel. There can be no assurance that the Company will be able to retain its existing personnel or attract other qualified employees.

     International Sales; Regulatory Standards; Currency Exchange.
International sales represented approximately 13.7%, 1.7% and 5.0% of the Company's total sales in the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, respectively. The Company intends to increase its international sales efforts, primarily in Latin America and the Caribbean Basin, which may require significant management attention and financial resources. There can be no assurance that the Company can increase its international sales. International sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs or other barriers, difficulties in staffing and managing foreign operations, longer payment cycles, unstable political environments, greater difficulty in accounts receivable collection and potentially adverse tax consequences. Moreover, gains and losses on the conversion to U.S. dollars of receivables and payables arising from international operations may contribute to fluctuations in the Company's results of operations, and fluctuations in exchange rates could affect demand for the Company's products and services.

     Limited Protection of Proprietary Rights. The Company relies on contractual rights, trade secrets, trademarks and copyrights to establish and protect its proprietary rights in its products. Although the Company does not expect that its proprietary rights in its products will prevent competitors from developing products functionally similar to the Company's, the Company believes many aspects of its internally developed products are proprietary and intends to monitor closely the products introduced by competitors for any infringement of the Company's proprietary rights. Intellectual property disputes may be initiated by competitors against the Company for tactical purposes to gain competitive advantage or overcome competitive disadvantage, even if the merits of a specific dispute are doubtful. In the future, the Company may be required to bring or defend against litigation to enforce any patents issued or assigned to the Company, to protect trademarks, trade secrets and other intellectual property rights owned by the Company, to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Regardless of the ultimate outcome, any litigation could be costly and could divert management's attention, which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     As the Company seeks to expand internationally, it will need to take steps to protect its proprietary rights under foreign laws. Many of these laws are not as well developed or do not afford the same degree of protection as United States laws, and no assurance can be given that the Company will not encounter difficulties in protecting its proprietary rights outside the United States or will not infringe the rights of others outside the United States.

     Possible Volatility of Notes and Common Stock Price. The Company believes factors such as announcements of new products or technological innovations by the Company or third parties, as well as variations in the Company's results of operations, the gain or loss of significant customers, the timing of acquisitions of businesses or technology licenses, legislative or regulatory changes, general trends in the industry, market conditions, analysts' estimates and other events or factors may cause the market price of the Notes and Common Stock to fluctuate significantly. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many technology companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Notes and the Common Stock.

     Anti-Takeover Provisions. Certain provisions of the Company's restated Certificate of Incorporation (the "Certificate of Incorporation"), the Company's restated Bylaws and the Delaware General Corporation Laws ("DGCL") could, together or separately, discourage potential acquisition proposals or delay or prevent a change in control of the Company. Those provisions include a classified Board of Directors, a prohibition on written consents in lieu of meetings of the stockholders and the authorization to issue up to 10,000,000 shares of preferred stock and up to 40,000,000 shares of Common Stock. The Company's Board of Directors has the power to issue any or all of these additional shares without stockholder approval, and the preferred shares can be issued with such rights, preferences and limitations as may be determined by the Board. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the commitments or contracts to issue any additional shares of Common Stock (other than pursuant to outstanding stock options) or any shares of preferred stock. Authorized and unissued preferred stock and Common Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could delay, discourage, hinder or preclude an unsolicited acquisition of the Company, could make it less likely that the stockholders receive a premium for their shares as a result of any such attempt and could adversely affect the market price of, and the voting and other rights of, the holders of outstanding shares of Common Stock. As a Delaware corporation, the Company is subject to Section 203 of the DGCL which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) for three years following the date such person became an interested stockholder unless certain conditions are satisfied. See "Description of Capital Stock."

RISK FACTORS RELATED TO THE NOTES

     Subordination. The Notes are unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness. Under the Indenture, the Notes are subordinated to the Company's long-term debt and capital leases and any amounts outstanding under its $10 million line of credit. As a result of such subordination, in the event of any insolvency, liquidation or reorganization of the Company or upon acceleration of the Notes due to an Event of Default (as defined in the Indenture), the assets of the Company will be available to pay obligations on the Notes and any other subordinated indebtedness of the Company only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes and any other subordinated indebtedness of the Company then outstanding. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company. The incurrence of such indebtedness could adversely affect the Company's ability to pay its obligations under the Notes. As of September 30, 1997, the Company had approximately $367,000 of indebtedness outstanding that would have constituted Senior Indebtedness and had available its entire line of credit.

     Absence of Public Market for the Notes; Restrictions on
Transferability. The Initial Purchasers have informed the Company that they are making and currently intend to make a market in the Notes. They are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes. The Notes are eligible for trading by qualified buyers in the PORTAL Market. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through the Nasdaq National Market.

     The liquidity of, and trading market for, the Notes may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company. See "Plan of Distribution."

     Limitation on Repurchase of Notes upon Change in Control. Upon the occurrence of a Change in Control (as defined), each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes. If a Change in Control were to occur, there could be no assurance that the Company would have sufficient financial resources or would be able to arrange financing to pay the repurchase price for all Notes tendered by holders thereof. The Company's ability to repurchase the Notes in such event may be limited by law, the Indenture and the terms of other agreements relating to borrowings that constitute Senior Indebtedness, as such indebtedness or agreements may be entered into, replaced, supplemented or amended from time to time. The Company may be required to refinance Senior Indebtedness in order to make any such payment. If the Company is prohibited from repurchasing the Notes, such failure would constitute an Event of Default under the Indenture which may, in turn, constitute a further default under certain of the Company's existing agreements relating to borrowings and the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would prohibit payments to the holders of the Notes. Furthermore, the Company may not have the financial ability to repurchase the Notes in the event that maturity of Senior Indebtedness is accelerated as a result of a default under the applicable loan or similar agreement. See "Description of Notes--Repurchase at Option of Holders upon Change in Control."

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Notes, the Conversion Shares or the Shares, provided that, upon exercise of the Warrants prior to any sale of the Warrant Shares, the Company will receive the exercise price for such Warrants and any such amounts received by the Company will be used for working capital purposes.

                                    BUSINESS

OVERVIEW

     The Company develops, manufactures and markets wireline and wireless switching, transport and access products primarily for the United States, Caribbean Basin and Latin American telecommunications markets. The Company's products allow telecommunications service providers to build and upgrade their central office and outside plant networks in order to provide a wide array of voice, data and video services to their business and residential customers. The Company offers digital switches, cellular base stations, fixed wireless local loop systems, intelligent multiplexers, digital loop carriers, microwave and millimeterwave radio equipment and other telecommunications network products. The products offered by the Company include those manufactured by the Company as well as those manufactured by other telecommunications equipment companies. To support and complement its product sales, the Company also provides its customers with a broad range of design, engineering, manufacturing, testing, installation, repair and other value-added services.

INDUSTRY BACKGROUND

     The global telecommunications industry has undergone significant transformation and growth in recent years due to continued domestic deregulation, technological innovation and growth in international markets. In addition, business and residential demand for voice, data and video services has increased the need for additional systems capacity and network bandwidth to accommodate the provision of such services by telecommunications providers. The Company believes that these market forces will intensify in the foreseeable future and that an increased number of telecommunications service providers, the availability of new services and strong international demand for the deployment of basic telephone service will provide the Company with extensive opportunities to sell its wireline and wireless switching, transport and access products in the United States and in international markets.

     Domestic Deregulation. The number of telecommunications service providers continues to increase as a result of the federal and state deregulation of the United States telecommunications industry. Changes in federal and state regulations have created the opportunity for a number of new network operators to enter the market and have fostered competition between both new and established network operators. The recently-enacted Telecommunications Act of 1996 permits local and long distance telecommunications companies, cable television companies and electric utility companies, subject to certain conditions designed to facilitate local exchange competition, to compete with each other to provide local and long distance telephony, data and video services.

     To accommodate the demand for enhanced wireless services, the Federal Communications Commission (the "FCC") has auctioned additional spectrum licenses for wireless communications in recent years, potentially increasing the number of operators competing in each metropolitan statistical area from two to eight. In addition, the FCC has announced plans to auction additional spectrum in the future. Changes in FCC and certain state public utility commission regulations governing interconnections have created opportunities for the RBOCs and other local exchange carriers to provide services in markets and geographic regions in which they traditionally have been prohibited. In addition, such changes have allowed local exchange carriers, inter-exchange carriers, competitive access providers, cable television companies and other telecommunications service providers to enter these same markets and regions. The Company believes that the Telecommunications Act of 1996, together with FCC and other government initiatives, will increase the demand for telecommunications systems and services as network operators respond to the changing competitive environment by constructing new or enhancing existing networks and increasing the available bandwidth to meet customer demand for voice, data and video services.

     Technological Innovation. In recent years, there have been a number of significant developments relating to telecommunications technology, including the continuing miniaturization of large scale integrated circuits, the development of lower cost, higher capacity memory devices and microprocessors and new network protocols such as spread spectrum CDMA, which are now available to offer improved performance and increased security. These developments have lowered the cost of delivering multifunctional services combining voice, data and video. In addition, new low cost, modular, software-driven products (so-called "intelligent" products) can be readily upgraded to provide additional revenue generating features such as call waiting, call forwarding and caller-ID without having to undertake costly hardware replacement. Moreover, the increasing use of wireless systems and technology permits the more rapid deployment of telecommunications systems at lower costs than traditional wireline networks.

     These technological advances make it possible for products to facilitate the delivery of telecommunications services and create new network configuration options. For example, Integrated Services Digital Network ("ISDN") service allows for the dynamic allocation of bandwidth between, and simultaneous transmission of, any combination of voice, data and video, and individual call set-up permits users to easily designate and change the service configuration. Other new advanced technologies include Asymmetrical Digital Subscriber Line ("ADSL"), a communications technology which permits the transmission of information at rates up to 50 megabits per second over existing copper wires, and High-Speed Digital Subscriber Line ("HDSL"), a communications technology which permits the digital transmission of information over longer distances without adding signal regenerator equipment. These new technologies create additional demands for switching systems, intelligent multiplexers and digital loop carriers. In addition, cable television companies are beginning to expand beyond one-way broadcast to provide interactive services using high-speed cable modems and have announced plans to provide telephony and high speed data services.

     Growth in International Markets. The Company believes that international markets represent significant opportunities for growth, particularly in Latin America, the Caribbean Basin and other developing areas. According to industry sources, a small percentage of businesses and residences throughout Latin America have basic telephone service. For example, of the estimated 11 million people in Ecuador, approximately 300,000 have such service. In addition, advances in radio and antenna technology make it feasible to provide basic communications access with wireline quality without the construction cost and obstacles associated with establishing a wireline grid, thereby further encouraging the deployment of telecommunications networks in developing countries. The governments of a number of developed and developing countries have privatized their state-owned telecommunications service providers and have granted licenses to new network operators to compete with them. In most instances, as part of the privatization, these governments have imposed service requirements on all network operators, resulting in an acceleration of capital expenditures on new or expanded network systems.

STRATEGY

     The Company's objective is to continue to broaden its offering of wireline and wireless switching, transport and access products and expand its geographic market coverage to become a preferred provider of telecommunications products and related services to RBOCs, other local exchange carriers, inter-exchange carriers, wireless service providers, competitive access providers, cable television companies and other service providers entering the telecommunications industry. In order to achieve this objective, the Company plans to implement the following elements of its strategy.

     Acquire Switching, Transport and Access Products Companies. The Company intends to selectively acquire companies that manufacture, market or hold proprietary interests in wireline and wireless switching, transport and access products in order to rapidly increase the number and range of products it offers. The Company intends to focus its acquisition efforts on businesses that have designed innovative, leading edge products for high growth telecommunications applications. The Company believes that there are numerous private companies offering advanced products and services that can benefit from the Company's broad range of complementary support services, existing customer base and ability to provide working capital. Consistent with this strategy, the Company believes that the Acquisitions have provided the Company with a core group of telecommunications products and new product development capabilities that will permit the Company to launch new products and enhance existing products. The Company expects that its proposed acquisition of ATI will further enhance its offering of transport products.

     Develop Proprietary Products. The Company intends to broaden its telecommunications product line through internal product development. Consistent with this strategy, the Company is investing in its internal product development capabilities. The Company has increased its product development personnel from seven at September 30, 1996 to its current level of
14. Products currently under development include an enhanced version of the WLL-2000, a 38 GHz radio and a commercial version of its DS-3 multiplexer.

     Pursue Opportunities to License and Manufacture Telecommunications Products. The Company also intends to increase the number of telecommunications products it offers by pursuing opportunities to license the right to manufacture, market and sell products incorporating advanced telecommunications technologies. The Company believes that license agreements can provide significant benefits, including accelerated entry into new markets and cost savings, over acquiring or developing in-house certain technologies and products. Consistent with this strategy, the Company licensed the right to manufacture, market and sell the CDX, as well as patented CDMA technology.

     Leverage Existing Customer Relationships and Distribution Base. For over 10 years, the Company has provided a wide range of repair services for wireline and wireless switching, transport and access products to over 200 telecommunications service providers, such as local exchange carriers (including all the RBOCs), inter-exchange carriers, competitive access providers, cable television companies and other telecommunications service providers. As the number of switching, transport and access products offered by the Company increases as a result of acquisitions, technology licensing agreements, new product development and other strategic initiatives, the Company intends to market these products to its existing customers and distribute these products through its existing distribution channels. For example, AIT, which has realized significant increases in sales of its switching products since its acquisition by the Company, has successfully marketed its products to many of the Company's traditional service customers.

     Focus on Emerging International Markets. Although only 13.7% of the Company's total sales in the first nine months of 1997 were attributable to international sales, a key element of the Company's long-term strategy is to focus on international markets in developing countries, principally in Latin America and the Caribbean Basin, which are privatizing state-owned telecommunications service providers and granting licenses to new network operators. The Company believes that its products, particularly the CDX and the WLL-2000, are well suited for developing countries that are rapidly deploying and expanding their telecommunications networks in order to increase the quality and the service levels of their existing telecommunications infrastructure to more of their population. To this end, the Company has formed a dedicated international sales group headed by an experienced officer of the Company to pursue the sale of the Company's products in international markets. To support the efforts of this sales group, the Company has established a network of in-country agents and representatives to market the Company's products throughout Latin America and the Caribbean Basin.

     Leverage Manufacturing, Test and Service Capabilities. Since 1992, the Company has provided its customers with a full range of contract manufacturing services, including production engineering, electronic component selection, sourcing and procurement, manufacturing, assembly and in-circuit/functional testing. Over the past four years, the Company has significantly expanded its manufacturing capacity and technical capabilities and improved the quality of these services through the hiring of manufacturing, engineering and materials professionals and investments in facilities and automatic insertion, wave solder and state-of-the-art surface mount and automated testing equipment. The Company's manufacturing facility is currently operating at less than 50% of its capacity. The Company intends to significantly increase the utilization rate of its manufacturing, test and service capabilities over the next few years as part of its strategy to acquire businesses and products that can be manufactured internally and sold in its core telecommunications markets.

PRODUCTS AND SERVICES

     The Company offers wireline and wireless switching, transport and access products for the worldwide telecommunications marketplace. These products allow telecommunications service providers to build and upgrade their networks to provide a wide range of voice, data and video services to business and residential customers. Through acquisitions, technology license agreements and internal development, the Company expects to manufacture an increasing proportion of its products in the future.

     Switching Products. The Company markets digital telephone switching products that are used for local, tandem, toll and cellular applications. The switches offered by the Company have line capacities ranging from 100 to 120,000 subscribers and 30 to 60,000 inter-exchange trunks. Switching products historically offered by the Company have been primarily developed and manufactured by other telecommunications equipment companies, including Northern Telecom and Lucent Technologies. These products include complete switching systems as well as add-on frames, line cards and modified circuit boards for either newly constructed networks or upgrades to existing networks.

     Pursuant to a long-term technology license agreement, the Company manufactures and markets the CDX, a microprocessor-based, modular, digital central office switch. The CDX utilizes extensive large scale integrated circuit technology to provide advanced telephony services such as call waiting, call forwarding and conference calling, and requires reduced power and floorspace compared with alternative products. The current switch serves applications up to 5,000 subscriber lines and is designed to be expandable to over 60,000 lines through future software enhancements. The CDX is targeted for use in the international marketplace due to its compatibility with international standards, "plug and play" installation features and tolerance of a wide range of environmental conditions.

     Current users of the Company's switching products are primarily local exchange carriers, inter-exchange carriers, competitive access providers and other telecommunications service providers. The Company intends to expand its United States customer base for switching products and to actively market the CDX to public and private network providers in Latin America and the Caribbean Basin.

     Transport Products. The Company develops, manufactures and markets a variety of wireline and wireless transport products, which are used for high-capacity connectivity between points within a communications network. These products are primarily digital and provide for the movement of any combination of voice, data and video traffic across wireline or wireless media. The Company's transport products include intelligent multiplexers (devices which combine or aggregate several channels or linkages carrying voice or data signals into a higher speed link), protection switching equipment (which protect voice and data links against failure by rerouting circuits to maintain continuity), mini-repeater housings (enclosures used to protect electronic repeaters from the elements), asynchronous and fractional data cards, microwave and millimeterwave radio equipment and sophisticated high speed modems used to carry voice and data in wireline or wireless networks.

     The Company's T-1 multiplexers include features such as local and remote loopbacks, built-in bit error rate detection, line code selection and built-in performance monitoring. The Company has recently developed and is currently testing an E-1 multiplexer designed for the international markets. This new proprietary product can combine 60 channels of voice and data into a single E-1 circuit.

     The Company's wireless transport voice, data or video products include radios using amplitude or frequency modulation and spread spectrum technologies that provide transmission over frequencies ranging from 900 MHz to 31 GHz. The Company also has recently developed and is currently testing a 38 GHz radio for the United States market.

     Current users of the Company's transport products are primarily an RBOC and private network users, including mining and exploration companies and colleges and universities. The Company intends to expand its current customer base for transport products by broadening the features of its current products, increasing its marketing efforts in the United States and developing new products for the emerging international markets.

     Access Products. The Company offers access products for the local loop (i.e., that portion of the public telecommunications network which extends from the service provider's switch to the individual home or business end-user). As a result of the CIS acquisition, the Company also offers its customers cellular base stations and related mobile network equipment. Although substantially all of the equipment sold by CIS is manufactured by other telecommunications equipment companies, CIS provides a full range of highly technical, value-added services such as deinstallation, system design, equipment tuning and installation.

     In the first quarter of 1997, the Company released a new internally developed access product, the WX-5501 Remote POTS/Remote Universal Voice Grade ("RPOT/RUVG") line card. The WX-5501 is compatible with the Lucent Technologies SLC(R) Series 5 subscriber loop carrier system, which is widely deployed in telephone networks across the United States. The WX-5501, which has been performance tested by BellCore, replaces the Company's remanufactured OHT-51 line card, approximately 100,000 of which were sold during 1992-1996.

     In the second quarter of 1997, the Company introduced its WLL-2000, a fixed wireless point-to-multipoint system offering toll quality telephone service to subscribers in urban and suburban areas and remote communities. To take advantage of existing market opportunities, the Company reached an agreement in 1997 with another telecommunications equipment company to private label its point-to-multipoint radio system and exclusively market it within certain Latin American countries. The current WLL-2000 integrates the Company's CDX and the private label radio. The integrated switch provides customers with the ability to switch local calls at the WLL-2000 base station, thus providing superior service and reducing expensive back-haul costs to a central office. The CDX and WLL-2000 for the first time provide the Company with an integrated family of proprietary switching and wireless access products for the international market.

     In 1997, the Company also executed a technology licensing agreement with TCSI that grants the Company the perpetual rights to incorporate TCSI's spread spectrum CDMA-based wireless technology into the Company's products sold throughout the world. Under the terms of the agreement, the Company also has the rights to use the technology covered by seven TCSI patents, all of which address digital data signals and wireless communication systems. The Company currently intends to use this technology as the platform for several new products.

     As a result of the Sunrise acquisition, the Company manufactures and markets a digital loop carrier (which permits network operators to provide more reliable, basic and enhanced services at a lower cost) and DS-3 telemetry equipment (used primarily by the military for range communications applications to multiplex telemetry, digital video, T-1, LAN, WAN and other signals into a DS-3 signal transmitting at 45 megabits per second). The Company has recently developed and is currently testing a commercial version of its DS-3 product, the Ultra-45. This advanced multiplexer provides a solution for current and future telecommunications applications requiring simultaneous delivery of high speed data, video, LAN, voice and telemetry services.

     Current users of the Company's access products are primarily local exchange carriers, inter-exchange carriers, competitive access providers, cable television companies and the United States military. The Company intends to expand its current customer base for access products by broadening the features of its current products, increasing its marketing efforts in the United States and developing new products for emerging international markets.

     Related Services. The Company offers a full range of complementary design, manufacturing, installation, testing and repair services. The Company also offers its customers ongoing systems maintenance and monitoring services, including asset management services, which allow customers to reduce their investment in spare and surplus plug-in circuit boards by relying on the Company's inventories and management information systems. By providing these services, the Company believes it is better able to offer its customers more comprehensive telecommunications solutions.

     The Company repairs a broad range of switching and transmission plug-in circuit boards originally manufactured by other telecommunications equipment companies. The Company's electronic manufacturing services consist of the design, engineering, manufacturing and testing of circuit boards, electromechanical assemblies, subsystems and complete systems. The Company's wireless equipment repair business, which was acquired by the Company as part of its Westec acquisition, consists principally of the repair and upgrade of amplitude modulation equipment typically used by cable television companies. The Company's engineers also provide customers with a full range of support services for wireless transmission equipment, including system design, site survey, path calculations, installation and maintenance.

     In August 1997, the Company completed its acquisition of Galaxy, a provider of system design, implementation, optimization and other value-added radio engineering and consulting services to PCS, cellular and other wireless telecommunications service companies. The background and experience of

Galaxy's management and staff of 31 RF engineers will be utilized to support the Company's customers as they build new, or upgrade existing, telecommunications networks throughout the world.

     Other Products and Services. The Company's other products and services include the refurbishment and upgrade of AT&T pay telephones to like-new condition and the sale of related pay telephone products, such as stainless steel custom logo vault doors, handsets and dial assemblies. To date, substantially all of these refurbishment services and product sales have been provided or made to certain RBOCs, primarily Bell Atlantic, BellSouth and SBC Communications.

SALES AND MARKETING

     As of December 22, 1997, the Company's domestic sales and marketing group consisted of 26 professionals who are divided into individual sales and marketing teams for each of the Company's product lines and related services. Each team is responsible for obtaining a thorough technical knowledge of its products or services, soliciting new customers and maintaining relationships with existing customers. Each team is supervised at the corporate level by the Company's Executive Vice President of Business Development, who coordinates the sales and marketing of multi-product line sales and is responsible for advertising, trade show appearances and other Company-wide marketing efforts. As a result of the Acquisitions, the Company has added new product sales professionals who have brought technical product knowledge and long-term customer relationships to the Company.

     Although only approximately 13.7% of the Company's total sales for the nine months ended September 30, 1997 was derived from international sales, the Company intends to focus an increased amount of its sales and marketing efforts on emerging international markets, especially in Latin America and the Caribbean Basin. In 1996, the Company formed a dedicated international sales and marketing group to pursue the sale of all of the Company's products and services outside of the United States. As of December 22, 1997, this group consisted of three sales professionals and one marketing assistant. Based primarily on previous service sales to the international markets, the Company has established a network of independent agents and representatives covering 14 countries in the Caribbean Basin and Latin America. These agents and representatives, whose compensation consists primarily of commissions based on sales, actively promote and market the Company's products and services and receive bid tenders issued within their territory.

CUSTOMERS

     The Company sells its products and services to over 200 telecommunication service providers, including the RBOCs, other local exchange carriers, inter-exchange carriers, wireless service providers, competitive access providers, cable television companies and other telecommunications service providers operating in the United States, the Caribbean Basin and Latin America. The following table sets forth a representative list of the Company's major customers and end-users.

  SWITCHING PRODUCTS     TRANSPORT PRODUCTS  ACCESS PRODUCTS         SERVICES
-----------------------  ------------------  ----------------  ---------------------
       Ameritech           ADC Telecom          Ameritech             Alltel
   Cable & Wireless      Lockheed-Martin      Bell Atlantic        Bell Atlantic
Frontier Communications       Optel             BellSouth            BellSouth
          GTE              Pacific Bell        Cellular One      Century Telephone
         NYNEX                               Comcast Cellular           GTE
 Puerto Rico Telephone                             SNET        Puerto Rico Telephone
  SBC Communications                          Price Cellular    SBC Communications
        Sprint                                   US West
    Vartec Telecom

     A small number of customers have accounted historically for a significant percentage of the Company's total sales. For the nine months ended September 30, 1997, Second Source Cellular, a United States-based equipment reseller to international markets, accounted for 10.0% of the Company's total sales, and the Company's top 10 customers accounted for 44.5% of total sales. For the year ended December 31, 1996, Cable & Wireless accounted for 10.9% of the Company's total sales, and the Company's top 10 customers accounted for 54.2% of total sales. The Company's customers typically are not obligated contractually to purchase any quantity of products or services in any particular period.

MANUFACTURING, ASSEMBLY AND TEST

     The Company provides a broad range of electronic manufacturing, assembly and test services to support its product sales and its contract customers. The majority of these support services is performed at the Company's Orlando, Florida facility, where state-of-the-art manufacturing and test equipment is maintained. Historically, this equipment has been used primarily to perform contract manufacturing services for third parties, primarily to large technology companies that require a high level of professional materials management, quality "turn-key" manufacturing and complete electronic and functional product testing.

     The Company has significantly enhanced its assembly and test capabilities through the acquisition of new surface mount manufacturing and automated testing equipment. This equipment includes a surface mount assembly line, including advanced "pick-and-place" equipment and a 3-D vision screen printer. The equipment allows for the placement of fine pitch electronic components at a rate of up to 14,400 placements per hour. This equipment is currently operating at less than 50% of the line's capacity. The Company has also recently acquired new board test systems that provide for high performance, automated testing of analog, digital, mixed signal and memory devices resident on printed circuit boards. When combined with the Company's existing testing equipment, the new equipment gives the Company an extensive software library and technical capacity to test integrated circuits, capacitors, resistors and related electronic components, and ensures the quality of electronic products manufactured.

     As a result of the Acquisitions, the Company has increased its manufacturing, assembly and test capacity and experience. At its Lakeland, Florida operations, the Company tests Northern Telecom switching products and develops and verifies the configuration and integration of custom systems. In addition, cable manufacturing equipment and expertise is utilized to manufacture copper and fiber cables to specific customer installation requirements.

     At its Scottsdale, Arizona facility, the Company utilizes sophisticated RF test and tuning equipment to manufacture and service wireless products.

     The Company has an experienced Vice President of Quality who, along with a staff of quality assurance professionals, oversees the quality of the Company's products and services. The Company's Orlando manufacturing and repair operations are ISO 9002 certified.

     In connection with its manufacturing and test services, the Company generally provides warranties on its products and services ranging from three months to five years. A one to two year warranty is typically provided on switching, transport and access products.

     The Company believes that it currently has the equipment, personnel and experience necessary to efficiently manufacture high quality telecommunications products in-house. This should assist the Company in controlling the costs, quality and delivery of its products and allow the Company to bring new products to market on a timely basis.

FACILITIES

     The Company's executive offices are located in Atlanta, Georgia, where it occupies approximately 2,000 square feet under a lease expiring in October 1998. The Company leases certain office, manufacturing and warehouse facilities under operating leases which expire at various dates during the next three years. The Company's existing facilities are adequate for its current operations, and the Company believes that convenient, additional facilities are readily available should the business need arise. The following provides a summary of the significant operating facilities currently leased by the Company.

                      LOCATION                        SQUARE FOOTAGE     LEASE EXPIRES
                      --------                        --------------    ---------------
Orlando, Florida....................................      54,000        November 1998
Alpharetta, Georgia.................................      40,000        March 2002
Lakeland, Florida...................................      32,000        June 1998
Dallas, Texas.......................................      27,000        July 1999
South Bend, Indiana.................................      22,000        July 2002
Pleasanton, California..............................       7,000        March 1999
Scottsdale, Arizona.................................      11,000        October 1999
Yuma, Arizona.......................................      10,000        October 1998
                                                         -------
          Total.....................................     203,000
                                                         =======

SUPPLIERS

     Products manufactured by the Company typically require the procurement of printed circuit boards, electronic components, cable assemblies, fabricated metal, plastic parts and other materials, of which electronic components are the most costly. The Company purchases electronic components from numerous sources, including original manufacturers and parts distributors.

     The Company purchases substantially all of its components and other parts from suppliers on a purchase order basis and does not maintain long-term supply arrangements. Most of the components used in the Company's products and related services are available from multiple sources. However, several components, primarily custom hybrid integrated circuits, are currently obtained from a single source. To date, the Company has been able to obtain adequate supplies of these components. The Company's inability in the future to obtain sufficient quantities of limited-source components, or to develop alternative sources therefor, could result in delays in product delivery and increased component cost, either of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Although the Company manufactures its own switching products, a significant portion of the switching products sold to date by the Company has been manufactured or developed by Northern Telecom, including new or used switching systems, add-on frames and circuit boards. The major sources for such products are deinstallations by primary users, asset recovery operations of telephone companies, auctions by Northern Telecom, repossessions by leasing companies and formal distribution or consignment agreements. The Company currently has formal consignment agreements with Ameritech, SNET and Century Telephone, pursuant to which the Company inventories Northern Telecom, Lucent Technologies and other circuit boards for resale by the Company.

ENGINEERING AND DEVELOPMENT

     Historically, the Company's engineering, development and technical support efforts have focused on the repair of switching, transport and access products and on electronic manufacturing processes. The Company has significant experience in developing automated test systems, diagnostic programs and repair procedures for electronic circuitry typically found within telecommunications switching equipment. The Company's engineers have also used their expertise and experience to create new revenue sources for the Company by developing upgrades and enhancements to existing products, including those developed and manufactured by other telecommunications equipment companies.

     Following the Acquisitions, the Company's engineering efforts have become more focused on developing new switching, transport and access products and enhancing the features and capabilities of current products. The Company's engineers have significant experience in switching systems configurations, transmission and access applications and wireless technology such as spread spectrum CDMA, radio path calculations, field performance measurement and frequency licensing. The Company expects that, as it begins to manufacture and sell more sophisticated telecommunications equipment, it will make further significant investments in research and product development.

     As of December 1, 1997, the Company's engineering and development group consisted of 60 persons, including 31 RF engineers added through the Galaxy acquisition, 14 in product development, and 15 persons in repair service development, systems integration and manufacturing process and operations support. These employees are organized into teams corresponding to the Company's product lines, and each team is responsible for providing technical support to the Company's customers and for developing and enhancing products. The Company's internal engineering resources permit the Company to continually reduce the production cost and improve the functionality of its products.

COMPETITION

     The segments of the telecommunications industry in which the Company operates are intensely competitive. The Company's ability to compete is dependent upon several factors, including price, quality, product features and timeliness of delivery. Many of the Company's competitors have significantly more extensive engineering, manufacturing, marketing, financial and technical resources than the Company. In addition, the Company currently competes with several of its major suppliers, including Northern Telecom, with respect to the sale of certain of its products, which may adversely affect its ability to continue to obtain such products from these suppliers in the future.

     In the sale of switching, transport and access products, the Company competes with companies such as Northern Telecom and Lucent Technologies. The Company believes it competes favorably against these companies by providing high quality products, comprehensive support services, competitive prices and shortened product delivery times. As the Company increases its international sales efforts, it also expects to compete with other established telecommunications equipment companies such as Ericsson, Fujitsu, Siemens and Alcatel Network Systems.

EMPLOYEES

     As of December 22, 1997, the Company had 327 full-time employees, including 60 in engineering and development, 30 in sales and marketing, 95 in manufacturing, warehousing and quality assurance, 99 in repair and refurbishment and 43 in general management, finance, administration and other support services. From time to time, the Company also uses part-time employees in its manufacturing operations to accommodate changes in production levels. None of the Company's employees is represented by any collective bargaining agreements, and the Company has never experienced a work stoppage. The Company considers its employee relations to be good.

LEGAL PROCEEDINGS

     From time to time, the Company is involved in various legal proceedings relating to claims arising in the ordinary course of its business. The Company is not a party to any such legal proceeding, the adverse outcome of which, individually or in the aggregate, is expected to have a material adverse effect on the Company's business, financial condition or results of operations.

                              DESCRIPTION OF NOTES

     The Notes were issued under an indenture dated as of October 1, 1997 (The "Indenture"), between the Company and First Union National Bank, as Trustee (the "Trustee"). A copy of the form of Indenture and the related registration rights agreement between the Company and the Initial Purchasers (the "Registration Rights Agreement") are available from the Trustee upon request by a registered holder of Notes. The following summaries of certain provisions of the Notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Note which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL

     The Notes are unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "--Subordination of Notes," and convertible into Common Stock as described under "--Conversion of Notes." The Notes are limited to $115,000,000 in aggregate principal amount and were issued only in denominations of $1,000 or any multiple thereof and mature on October 1, 2002, unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Change in Control.

     The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of Senior Indebtedness or the issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "--Repurchase at Option of Holders upon Change in Control."

     The Notes bear interest at the annual rate of 4.5% on the original date of issuance, payable on April 1 and October 1, commencing on April 1, 1998, to holders of record at the close of business on March 15 and September 15, respectively (other than with respect to a Note or portion thereof called for redemption on a redemption date, or repurchased in connection with a Change in Control on a Repurchase Date (as defined below) during the period from the Record Date to (but excluding) the next succeeding Interest Payment Date (in which case accrued interest shall be payable to the extent required to the holder of the Note or portion thereof redeemed or repurchased) or converted after the Record Date and before the next succeeding Interest Payment Date except to the extent that, at the time such Note or portion thereof is submitted for conversion, such Note or portion thereof was required to be accompanied by funds equal to the amount of interest payable on such succeeding Interest Payment Date on the principal amount so converted (see "--Conversion of Notes" below)). Interest may, at the Company's option, be paid by check mailed to such holders, provided that a holder of Notes with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal and premium, if any, will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Company maintained for such purpose in Atlanta, Georgia, which shall initially be the office or agency of the Trustee.

     The Indenture and the Registration Rights Agreement are governed by and construed under the laws of the State of Georgia.

BOOK ENTRY, DELIVERY AND FORM

     The Notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof.

     Global Note, Book-Entry Form. Notes held by qualified institutional buyers, as defined in Rule 144A under the Securities Act ("QIBs"), are evidenced by a global Note (the "144A Global Note") which has been deposited with, or on behalf of, DTC and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Notes held by persons who acquired such Notes in compliance with Regulation S under the Securities Act ("Foreign Persons") are evidenced by a global Note (the "Regulation S Global Note"), which has been deposited with, or on behalf of, DTC and registered in the name of Cede as DTC's nominee, for the accounts of the Euroclear System ("Euroclear") or Cedel Bank, societe anonyme ("Cedel"). Beneficial interests in the Regulation S Global Note may only be held through Euroclear or Cedel, and any resale or transfer of such interests to U.S. persons shall only be permitted as described under "Transfer Restrictions" below. The 144A Global Note and the Regulation S Global Note are hereinafter collectively referred to as the Global Note. Except as set forth below, record ownership of the Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     A QIB may hold its interests in the Global Note directly through DTC, if such QIB is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interest in the Global Note to such persons may be limited.

     Foreign Persons may hold their interest in the Regulation S Global Note directly through Cedel or Euroclear or indirectly through organizations that are participants in such systems. Cedel and Euroclear hold interests in the Regulation S Global Note on behalf of their participants through DTC. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     QIBs and Foreign Persons who are not Participants may beneficially own interests in the Global Note held by DTC only through Participants, including Euroclear and Cedel, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Note, Cede for all purposes will be considered the sole holder of the Global Note. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered holders thereof.

     Payment of interest on and the redemption price of the Global Note will be made to Cede, the nominee of DTC, as the registered owner of the Global Note, by wire transfer of immediately available funds on the applicable payment date therefor. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption price of, the Global Note, DTC's practice is to credit Participants' accounts on the applicable payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the Global Note, as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Notes only), unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Notes represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

     Holders who desire to convert their Notes into Common Stock pursuant to the terms of the Notes should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.

     Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in Notes represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below), only at the direction of one or more Participants to whose account DTC interests in the Global Note are credited and only in respect of the principal amount of the Notes represented by the Global Note as to which such participant or participants has or have given such direction.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for its participants. DTC also facilitates the clearance and settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial Purchasers. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

     Although DTC, Euroclear and Cedel have agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among Participants of DTC, Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will cause Notes to be issued in definitive form in exchange for the Global Note. None of the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear and Cedel, their participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

     Certificated Notes. Notes sold to investors that are neither QIBs nor Foreign Persons were issued in definitive registered form in denominations of $100,000 and integral multiples of $1,000 in excess thereof, and are not represented by the Global Note. QIBs and Foreign Persons may request that their Notes be issued in certificated form and may request at any time that their interest in a Global Note be exchanged for a Note in certificated form. Certificated Notes may be issued in exchange for Notes represented by the Global
Note if no successor depository is appointed by the Company as set forth above under "--Global Note, Book Entry Form."

CONVERSION OF NOTES

     The holders of Notes are entitled at any time prior to the close of business on the final maturity date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued upon conversion of the Notes.

     In the event a Note is called for redemption on or after October 1, 2000 and before April 1, 2001 and the holder elects to convert such Note after it has been called for redemption, the holder will be entitled to receive interest on such Note for the period from April 1, 2000 through October 1, 2000 in addition to any rights such holder may have upon conversion of the Notes. If any Notes not called for redemption are converted after a Record Date for the payment of interest and prior to the next succeeding Interest Payment Date, such Notes must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted. No such payment will be required if the Company exercises its right to redeem such Notes on a redemption date that is an Interest Payment Date. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last Trading Day (as defined) prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the fifth business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price. A Note in respect of which a holder is exercising its option to require repurchase upon a Change in Control may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture.

     The initial conversion price of $37.03125 per share of Common Stock is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock of the Company; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock; (iv) the distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company or paid in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then-current market price of the Common Stock multiplied by the number of shares of Common Stock then outstanding on the Record Date for such distribution); (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (x) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding and if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of the Company's assets, as an entirety or substantially as an entirety.

     In addition, the Indenture provides that if the Company implements a stockholders' rights plan, such rights plan must provide that, upon conversion of the Notes, the holders will receive, in addition to the

Common Stock issuable upon such conversion, such rights whether or not such rights have separated from the Common Stock at the time of such conversion.

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect, provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

     In the case of (i) any reclassification or change of the Common Stock or
(ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another person of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance assuming that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

     In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

     The Company from time to time may, to the extent permitted by law, reduce the conversion price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. See "Certain Federal Income Tax Considerations." The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

OPTIONAL REDEMPTION BY THE COMPANY

     The Notes are not entitled to any sinking fund. At any time on or after October 1, 2000, all or any part of the Notes will be redeemable at the Company's option on at least 15 but not more than 60 days' notice, as a whole or, from time to time in part, at the following prices (expressed in percentages of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption.

     If redeemed during the 12-month period beginning October 1:

                                                              REDEMPTION
YEAR                                                            PRICE
----                                                          ----------
2000........................................................    101.8%
2001........................................................    100.9

and 100% at October 1, 2002, provided that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable in respect of the Notes being redeemed to the holders of record of such Notes on the immediately preceding Record Date.

     If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

REPURCHASE AT OPTION OF HOLDERS UPON CHANGE IN CONTROL

     The Indenture provides that if a Change in Control occurs, each holder of Notes shall have the right to require the Company to repurchase all of such holder's Notes, or any portion of the principal amount thereof that is an integral multiple of $1,000, on the date (the "Repurchase Date") that is 30 days after the date of the Company Notice (as defined below), for cash at a price equal to 100% of the principal amount thereof (the "Repurchase Price"), together with accrued and unpaid interest to, but excluding, the Repurchase Date, provided that any semi-annual payment of interest becoming due on the Repurchase Date shall be payable to the holders of record on the relevant Record Date of the Notes being repurchased.

     Within 15 days after the occurrence of a Change in Control, the Company or, at the Company's request, the Trustee is obligated to mail to all holders of record of Notes a notice (the "Company Notice") of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a holder of such Notes must deliver to the Trustee on or before the Repurchase Date written notice of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer to the Company.

     A "Change in Control" will be deemed to have occurred at such time after the original issuance of the Notes as:

          (i) any Person (as defined) (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act), other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company or any such subsidiary, is or becomes the beneficial owner, directly or indirectly, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving the Company), of shares of capital stock of the Company entitling such Person to exercise in excess of 50% of the total voting power of all shares of capital stock of the Company entitled to vote generally in the election of directors;

          (ii) there occurs any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale or transfer of the assets of the Company, as an entirety or substantially as an entirety, to another Person (other than (a) any such transaction pursuant to which the holders of the Common Stock immediately prior to such transaction have, directly or indirectly, shares of capital stock of the continuing or surviving corporation immediately after such transaction which entitle such holders to exercise in excess of 50% of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in the election of directors and (b) any merger (1) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock or (2) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of common stock and separate series of common stock carrying substantially the same relative rights as the Common Stock); or

          (iii) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the one-year period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office;

provided, however, that a Change in Control shall not be deemed to have occurred if either (a) the closing price per share of the Common Stock for any ten Trading Days within the period of 20 consecutive Trading

Days ending immediately before the Change in Control shall equal or exceed 105% of the conversion price in effect on each such Trading Day, or (b)(i) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of shares of common stock with full voting rights traded on a national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) (such securities being referred to as "Publicly Traded Securities") and as a result of such transaction or transactions such Notes become convertible solely into such Publicly Traded Securities and (ii) the consideration in the transaction or transactions constituting the Change in Control consists of cash, Publicly Traded Securities or a combination of cash and Publicly Traded Securities with an aggregate fair market value (which, in the case of Publicly Traded Securities, shall be equal to the average closing price of such Publicly Traded Securities during the ten consecutive Trading Days commencing with the sixth Trading Day following consummation of the transaction or transactions constituting the Change in Control) is at least 105% of the Conversion Price in effect on the date immediately preceding the date of consummation of such Change in Control. The term "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act.

     To the extent applicable, the Company will comply with the provisions of Rule 13e-4 or any other tender offer rules, and will file a Schedule 13E-4 or any other schedule required under such rules, in connection with any offer by the Company to repurchase Notes upon a Change in Control.

     The Change in Control feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The repurchase right is not the result of management's knowledge of any effort to accumulate any Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, this right is the result of negotiations between the Company and the Initial Purchasers.

     The foregoing provisions would not necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, certain changes in control of the Company or other transactions involving the Company that may adversely affect holders.

     The Company's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. If a Change in Control were to occur, there could be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's then-existing debt agreements may prohibit the Company from purchasing any Notes and also identify certain events that would constitute a change in control, as well as certain other events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such debt agreements. Any future credit agreements or other agreements related to other Indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change in Control occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to repurchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. Any failure by the Company to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change in Control may cause an event of default under Senior Indebtedness of the Company. As a result, in each such case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "--Subordination of Notes," "Risk Factors--Subordination" and "Risk Factors--Limitation on Repurchase of Notes upon Change in Control."

SUBORDINATION OF NOTES

     The Indebtedness evidenced by the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in cash of all Senior Indebtedness. In the event of any acceleration of the Notes because of an Event of Default (as defined in the Indenture), the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof. The Indenture will require that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

     The Company also may not make any payment upon or in respect of the Notes if (i) a default in the payment of the principal of, premium, if any, interest, lease payment or other obligations in respect of Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined) that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received if the maturity of such Designated Senior Indebtedness has not been accelerated. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until (i) 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

     By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

     The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness (as defined) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refinancings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or expressly provides that such Indebtedness is "pari passu" or "junior" to the Notes. Notwithstanding the foregoing, the term Senior Indebtedness shall not include any Indebtedness of the Company to any Subsidiary (as defined in the Indenture) of the Company.

     The term "Indebtedness" means, with respect to any Person (as defined in the Indenture), and without duplication, (a) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all indebtedness or obligations of the Company to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit); (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances, (c) all obligations and liabilities (contingent or otherwise) in respect of leases of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capital lease obligations on the balance sheet of such Person, (d) all obligations of such Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement, (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d), (f) any indebtedness or other obligations, excluding any operating leases the Company is currently (or may become) a party to, described in clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person and (g) any and all deferrals, renewals, extensions and refinancings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

     The term "Designated Senior Indebtedness" means the Company's indebtedness outstanding from time to time under its revolving credit facility and any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

     Any right of the Company to receive any assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     As of September 30, 1997, the Company had approximately $367,000 of indebtedness outstanding that would have constituted Senior Indebtedness and had the entire $10 million available under its $10.0 million line of credit. The Indenture will not limit the amount of additional Indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of Indebtedness which any Subsidiary can create, incur, assume or guarantee.

     In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

     The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments will be senior to those of holders of the Notes in respect of all funds collected or held by the Trustee.

EVENTS OF DEFAULT AND REMEDIES

     The following are Events of Default under the Indenture: (i) default in the payment of any interest upon the Notes, continued for 30 days; (ii) default in the payment of principal or premium, if any, upon the Notes when due or in the payment of any redemption obligation; (iii) default by the Company or any subsidiary with respect to its obligation to pay principal of or interest on indebtedness for borrowed money, which default shall have resulted in indebtedness aggregating more than $5 million; (iv) default by the Company with respect to indebtedness for borrowed money, which default results in the acceleration of such indebtedness in an amount exceeding $5 million, which indebtedness has not been discharged or such acceleration has not been rescinded or annulled for a period of 10 days; (v) failure to perform any other covenant or warranty of the Company, continued for 60 days after written notice as provided in the Indenture; (vi) final judgments or orders are rendered against the Company or any of its subsidiaries which require the payment by the Company or any of its subsidiaries of an amount (to the extent not covered by insurance) in excess of $5 million and such judgments or orders remain unstayed or unsatisfied for more than 60 days and are not being contested in good faith by appropriate proceedings; and (vii) certain events of bankruptcy, insolvency or reorganization with respect to the Company.

     The Indenture provides that if an Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and accrued interest on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of principal of, premium, if any, and interest on any of the Notes which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the holders of a majority of the principal amount of the Notes then outstanding. In the case of certain events of bankruptcy or insolvency, the principal of and accrued interest on the Notes shall automatically become and be immediately due and payable.

     The holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

MODIFICATIONS OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of the Company to repurchase any Note upon the occurrence of any Change in Control in a manner adverse to holders of Notes, impair the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, or impair the right to convert the Notes into Common Stock in any material respect, or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes in any material respect, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all of the Notes then outstanding.

REGISTRATION RIGHTS

     The Company has agreed to file with the Commission the shelf registration statement of which this Prospectus is a part covering resales by holders of Notes and Common Stock issuable upon conversion of the Notes. The Company will use all reasonable efforts to keep the registration statement effective for two years from the latest date of original issuance of Notes. The Company is permitted to suspend the use of this Prospectus during certain periods of time and under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. The Company has agreed to pay liquidated damages to all holders of Notes and all holders of Common Stock issued upon conversion of the Notes if the Prospectus is unavailable for periods in excess of those permitted under the Registration Rights Agreement. The Company will pay all expenses of the shelf registration statement, provide to each registered holder requesting to sell Notes or shares of Common Stock copies of such Prospectus, and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Securities. A holder who sells the Notes pursuant to this Prospectus will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification provisions).

CONCERNING THE TRUSTEE

     First Union National Bank, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Notes. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of certain United States federal income tax consequences relating to the Notes as of the date hereof. This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial decisions and administrative rulings, all of which are subject to change or alternative construction with possible retroactive effect. This summary does not discuss other federal taxes (such as federal estate and gift taxes) or any state, local or foreign tax considerations, nor does it purport to address all federal income tax consequences applicable to all categories of investors, some of whom may be subject to special rules, such as Non-U.S. Holders (as defined below), life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is not the U.S. dollar, or investors that hold the Notes as part of a hedge, straddle or conversion transaction. In addition, this summary is generally limited to the Notes and the Common Stock into which the Notes are convertible which are held as "capital assets" within the meaning of Section 1221 of the Code. The Company will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States federal income tax treatment relating to an investment in the Notes (or the Common Stock into which the Notes are convertible) and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

     For purposes of this summary, the term "U.S. Holder" means a beneficial owner of a Note or Common Stock that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof,
(iii) an estate the income of which is subject to United States federal income taxation regardless of its source, and (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the trust's administration and (b) one or more U.S. fiduciaries have the authority to control all of the trust's substantial decisions. The term "Non-U.S. Holder" shall mean the beneficial owner of a Note or Common Stock other than a U.S. Holder.

     PERSONS CONSIDERING ACQUIRING ANY OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF FEDERAL, STATE, LOCAL OR FOREIGN TAXATION THAT MAY BE RELEVANT THERETO.

TAXATION OF U.S. HOLDERS

     Adjustment to Conversion Price. Section 305 of the Code treats as a taxable distribution certain actual or constructive distributions of stock with respect to stock and convertible securities. Applicable Treasury regulations treat holders of convertible debentures as having received such a constructive distribution where the conversion price is adjusted to reflect certain distributions with respect to the stock into which such debentures are convertible. Thus, under certain circumstances, an adjustment in the conversion price of the Common Stock may be taxable to the U.S. Holders as a taxable dividend distribution. Adjustments to the conversion price, however, made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing the dilution of the interest of the U.S. Holders of such securities, generally will not be considered to result in a constructive distribution of stock. The Indenture provides that the conversion price will be adjusted upon the occurrence of certain circumstances. There can be no assurance that some of the adjustments, more fully described in the Indenture, would not result in a taxable constructive distribution to the U.S. Holders under Section 301 and 305 of the Code. In such a case, U.S. Holders may recognize income as a result of an event pursuant to which they receive no cash or property that could be used to pay the related income tax. Holders of the Notes are advised to consult their tax advisors with respect to the potential of taxable constructive dividend distributions upon such conversion price modifications.

     Payments of Interest. The payment of stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder's usual method of accounting for federal income tax purposes.

     Conversion of a Note into Common Stock. In general, a U.S. Holder will not recognize gain or loss on conversion of a Note solely into Common Stock pursuant to the terms of the conversion right of the Notes, except with respect to cash received in lieu of a fractional share. The holding period of the Common Stock received by the U.S. Holder upon conversion of a Note will include the period during which the Note was held prior to the conversion. The U.S. Holder's aggregate tax basis in the Common Stock received upon conversion of a Note will equal the U.S. Holder's aggregate tax basis in the Note exchanged (reduced by the portion allocable to cash received in lieu of a fractional share). A U.S. Holder generally will recognize capital gain or loss in connection with any cash received in lieu of a fractional share in an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the fractional share. Special federal income tax rules for the treatment of the conversion of a Note into Common Stock may apply if a U.S. Holder converts after a record date for the payment of interest but prior to the next succeeding interest payment date (for instance, the fair market value of Common Stock received which is attributable to accrued interest will be taxable as ordinary interest income in certain circumstances). U.S. Holders should consult their own tax advisors regarding the tax consequences of converting the Notes into Common Stock.

     Disposition of Notes or Common Stock. A U.S. Holder of a Note (or the Common Stock into which it was converted) generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of the Note (or the Common Stock) measured by the difference between (i) the amount realized (except to the extent the amount is attributable to accrued interest income, which will generally be taxable as ordinary income) and (ii) the U.S. Holder's tax basis in the Note (or the Common Stock). The gain or loss on such disposition will be long-term capital gain or loss if the Note (or the Common Stock) has been held for more than one year at the time of such disposition. Under recently-enacted legislation, long-term capital gain of an individual taxpayer currently is subject to a maximum income tax rate of either (i) 20% if the individual held the asset for more than 18 months or (ii) 28% if the individual held the asset for more than one year but not more than 18 months.

     Distributions with Respect to Common Stock. In general, distributions made by the Company with respect to Common Stock will constitute dividends for federal income tax purposes and will be taxable to a holder as ordinary income to the extent of the Company's undistributed current or accumulated earnings and profits (as determined for federal income tax purposes). Distributions in excess of the Company's current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder's tax basis in the Common Stock, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such holder upon the sale, exchange or redemption of such Common Stock. Any such distributions in excess of the U.S. Holder's tax basis in the Common Stock will be treated as capital gain to the U.S. Holder (provided the Common Stock is held as a capital asset) and will be either long-term or short-term capital gain depending upon the holder's federal income tax holding period for the Common Stock.

     To the extent that distributions made by the Company are treated as dividends, a U.S. Holder of Common Stock that is taxed as a domestic corporation and that meets the applicable holding period and taxable income requirements of the Code may be entitled to a deduction under Section 243 of the Code equal in amount to 70% of the dividends paid out of such earnings and profits (the "Dividends Received Deduction"). With respect to Common Stock considered to be "portfolio stock", as defined in Section 246A of the Code, the Dividends Received Deduction will be reduced to the extent that the Common Stock constitutes "debt financed portfolio stock. " The receipt of a dividend on the Common Stock determined to be an "extraordinary dividend" may cause the holder's tax basis in the Common Stock to be reduced by the untaxed portion of the dividend pursuant to Section 1059 of the Code, with any excess of such untaxed portion of the dividend over such tax basis then treated, pursuant to recently enacted legislation, as gained from the sale or exchange of such Common Stock for the taxable year in which the extraordinary dividend is received. Individuals, partnerships and other entities not taxable as domestic corporations, and certain corporations having a special tax status (such as, for example, status as an S corporation) are not eligible for the Dividends Received Deduction.

     The Clinton Administration had recently suggested legislation that would reduce the Dividends Received Deduction to 50%, but no such provision was ever enacted into law. It is impossible to predict whether, or in what form, any legislation affecting the Dividends Received Deduction might be enacted into law in the future. U.S. Holders should consult their own tax advisors regarding the availability of the Dividends Received Deduction.

TAXATION OF NON-U.S. HOLDERS

     Payments of Interest. The payment of stated interest on a Note by the Company or any paying agent to a Non-U.S. Holder will qualify for the "portfolio interest exemption" and, therefore, will not be subject to United States federal income tax or withholding tax, provided that such interest income is not taxable as effectively connected with a United States trade or business of the Non-U.S. Holder and provided that the Non-U.S. Holder (i) does not actually or constructively own 10% or more of the combined voting power of all classes of stock of the Company entitled to vote, (ii) is not a controlled foreign corporation related to the Company actually or constructively through stock ownership, (iii) is not a bank receiving interest on a loan entered into in the ordinary course of business, and (iv) either (a) provides an IRS Form W-8 (or suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or (b) deposits the Note with a securities clearing organization, bank or financial institution that holds customers' securities in the ordinary course of its trade or business and which holds the Note and provides a statement to the Company or its agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute) has been received by it from the Non-U.S. Holder or qualified intermediary and furnishes the Company or its agent with a copy thereof.

     Recently-proposed Treasury regulations (the "Proposed Regulations") would provide alternative methods for satisfying the certification requirement described in clause (iv) above. The Proposed Regulations also would generally require, in the case of Notes held by a foreign partnership, that (a) the certification described in clause (iv) above be provided by the partners rather than by the foreign partnership, and (b) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. The Proposed Regulations would generally be effective for payments made after December 31, 1997. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form. Non-U.S. Holders of the Notes are advised to consult their tax advisors with respect to their qualification for the portfolio interest exemption and the steps necessary to comply with such exemption.

     Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder with respect to interest on a Note if such interest income is effectively connected with a United States trade or business of the Non-U.S. Holder. Effectively connected interest received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Such effectively connected interest will generally not be subject to withholding tax if the Holder delivers an IRS Form 4224 to the payor.

     Interest income of a Non-U.S. Holder that is not effectively connected with a United States trade or business and that does not qualify for the portfolio interest exemption described above will generally be subject to a withholding tax at a 30% rate (or, if applicable, a lower treaty rate).

     Conversion of a Note into Common Stock. In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a
Note into Common Stock by a Non-U.S. Holder except, with respect to the receipt of cash in lieu of fractional shares by Non-U.S. Holders upon conversion of a Note, where any one of the four exceptions described below under "--Disposition of Notes or Common Stock" is applicable. In addition, under certain circumstances, the extent to which the fair market value of the Common Stock received upon conversion is attributable to accrued interest will be treated as ordinary interest income taxable as described above under "--Payments of Interest."

     Disposition of Notes or Common Stock. A Non-U.S. Holder of the Note (or the Common Stock into which it was converted) will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange, retirement or other disposition of the Note (including the receipt of cash in lieu of fractional shares upon conversion of the Note to Common Stock), unless (i) the gain is effectively connected with a United States trade or business of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either such holder has a "tax home" in the United States or the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates, or (iv) the Company is a "United States real property holding corporation." The Company does not believe that it is, or is likely to become, a United States real property holding corporation.

     Distributions with Respect to Common Stock. To the extent distributions made by the Company are treated as dividends (as described above under "U.S. Holders--Distributions with Respect to Common Stock"), a Non-U.S. Holder will be subject to United States federal withholding tax at a 30% rate (or lower rate provided under an applicable income tax treaty) on dividends paid (or deemed paid, as described above under "U.S. Holders--Adjustment to Conversion Price") on Common Stock, unless the dividends are taxable as effectively connected with the conduct of a trade or business in the United States and the Non-U.S. Holder delivers IRS Form 4224 to the payor. Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder. If such Non-U.S. Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding rules discussed below and, under the current interpretation of Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under the Proposed Regulations, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. In addition, under the Proposed Regulations, in the case of Common Stock held by a foreign partnership, the certification requirement would generally be applied to the partners of the partnership and the partnership would be required to provide certain information, including a United States taxpayer identification number. The Proposed Regulations also provide look-through rules for tiered partnerships. It is not certain whether, or in what form, the Proposed Regulations will be adopted or the provisions they will include if and when adopted in temporary or final form.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Under current United States federal income tax law, U.S. Holders of Notes or Common Stock will be subject to information reporting and, under certain circumstances, may be subject to "backup withholding" at the rate of 31% in respect to payments of principal, interest and dividends made to, and the proceeds of disposition of Notes or Common Stock by, certain non-corporate U.S. Holders. Generally, the backup withholding rules will apply only if the U.S. Holder (i) fails to furnish its taxpayer identification number ("TIN") to the payor, (ii) furnishes such payor with an incorrect TIN, (iii) is notified by the IRS that it has failed to report properly interest, dividends or other "reportable payments", as defined by the Code, or

(iv) under certain circumstances, fails to provide such payor or the U.S. Holder's securities broker with a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that the U.S. Holder is not subject to backup withholding. Backup withholding will not apply with respect to payments made to certain U.S. Holders of the Notes, including corporations and tax-exempt organizations.

     Payments or distributions to a Non-U.S. Holder with respect to a Note or Common Stock, and the proceeds from a disposition of a Note or Common Stock by a Non-U.S. Holder, will generally not be subject to backup withholding or to information reporting requirements unless the Non-U.S. Holder fails to comply with certain reporting procedures, the payment is received through a United States office of a broker, or the Non-U.S. Holder fails to establish an exemption from such tax or information reporting requirements under applicable provisions of the Code.

     Holders of Notes should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. The amount of any backup withholding from a payment to a holder should be allowed as a credit against such person's United States federal income tax liability and may entitle such person to a refund, provided that the required information is furnished to the IRS.

                            SELLING SECURITYHOLDERS

NOTES AND CONVERSION SHARES

     The Notes were originally issued by the Company in private placements effected on October 1, 1997 and October 28, 1997 to BT Alex. Brown Incorporated and Prudential Securities Incorporated (the "Initial Purchasers") and were simultaneously sold by the Initial Purchasers, in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by such Initial Purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). The Selling Securityholders may from time to time offer and sell pursuant to this Prospectus any or all of the Notes and Conversion Shares. The term "Selling Securityholder" includes the holders listed below and the beneficial owners of the Notes and their transferees, pledgees, donees or other successors.

     The following table sets forth information with respect to the Selling Securityholders and the respective principal amount of Notes beneficially owned by each Selling Securityholder that may be offered pursuant to this Prospectus. Such information has been obtained from the Selling Securityholders and the Trustee.


                                                              PRINCIPAL AMOUNT   PERCENT OF TOTAL
                  SELLING SECURITYHOLDERS                      OF NOTES OWNED    OUTSTANDING NOTES
------------------------------------------------------------  ----------------   -----------------
AAM/Zazane Institutional Income Fund........................    $ 1,500,000             1.30%
Alexandra Global Investment Fund I, LTD.....................      2,600,000             2.26
Allstate Insurance Company..................................      2,000,000             1.74
Argent Classic Convertible Arbitrage Fund (Bermuda) LP......      3,000,000             2.61
Brown & Willsmson Tobacco Corp Master Retirement Trust......        150,000             0.13
BT Alex Brown...............................................     13,970,000            12.15
CALAMOS Convertible Bond....................................        800,000             0.70
CALAMOS Global Growth & Income Fund.........................        150,000             0.13
CALAMOS Growth & Income Fund................................        250,000             0.22
Champion Int. Corp. Master Retir. Trust.....................        900,000             0.78
Christian Science Trustees for Gifts and Endowments.........        115,000             0.10
Colonial Penn Life Insurance Co.............................        500,000             0.43
Corbel Investments, Inc.....................................        130,000             0.11

                                                              PRINCIPAL AMOUNT   PERCENT OF TOTAL
                  SELLING SECURITYHOLDERS                      OF NOTES OWNED    OUTSTANDING NOTES
------------------------------------------------------------  ----------------   -----------------
Credit Suisse First Boston Corp.............................    $ 2,550,000             2.22%
Damask Capital Limited......................................        120,000             0.10
Decl. of Trust - Defined Benefit Plans - ICI................        475,000             0.41
Decl. of Trust - Defined Benefit Plans -ZENECA..............        330,000             0.29
Delaware PERS...............................................      1,200,000             1.04
Delaware State Employees Ret. Fund..........................      1,575,000             1.37
Delta Airlines Master Trust.................................      2,000,000             1.74
Dow Chemical Company Employees Retirement Plan..............      1,500,000             1.30
Estate of Carol G. Simon....................................        300,000             0.26
Fidelity Financial Trust - Conv. Sect. Fund.................     12,000,000            10.43
First Church of Christ Scientist - Endowment................        120,000             0.10
Frederic C. Hamilton........................................        500,000             0.43
General Motors Employees Domestic Group Trust...............      5,500,000             4.78
GEM Convertible Securities Partners, L.P....................        980,000             0.85
Hamilton Partners Limited...................................      2,500,000             2.17
Hillside Capital Incorporated Corporate Account.............        140,000             0.12
Husic Capital Management for Ameritech Pension Plan.........      1,200,000             1.04
ICI American Holding Trust..................................        475,000             0.41
J. W McConnell Family Foundation............................        290,000             0.25
Kettering Medical Center Funded Depreciation Account........        135,000             0.12
Koch Industries, Inc........................................        500,000             0.43
Lincoln National Conv. Securities Fund......................        925,000             0.80
Mainstay Convertible Fund...................................      2,850,000             2.48
Mainstay VP Convertible Portfolio...........................        500,000             0.43
Mark IV Industries, Inc. & Sub. Master Trust................        760,000             0.66
McMahan Securities Company, L.P.............................        750,000             0.65
McMahan Securities Company, L.P.............................        250,000             0.22
Merrill Lynch Pierce Fenner & Smith Inc.....................     12,275,000            10.67
MFS Series Trust I - MFS Convertible Securities Fund........          8,000             0.01
MFS Series Trust V - MFS Total Return Fund..................      1,990,000             1.73
Miles, Sears & Eanni Profit Sharing Plan....................        200,000             0.17
NALCO Chemical Retirement Trust.............................        220,000             0.19
Orrington International Fund LTD............................        185,000             0.16
Orrington Invest. Limited Partnership.......................        815,000             0.71
Pacific Life Insurance Company..............................        750,000             0.65
Palladin Partners I, LP.....................................        500,000             0.43
Port Authority of Allegheny County Retirement Plan and
  Allowance Plan for the Employees Represented by Local 85
  of the Amalgamated Transit Union..........................      1,000,000             0.87
Rjr Nabisco, Inc. Defined Benefit Master Trust..............        800,000             0.70
Societe Generale Securities Corp............................      5,675,000             4.93

                                                              PRINCIPAL AMOUNT   PERCENT OF TOTAL
                  SELLING SECURITYHOLDERS                      OF NOTES OWNED    OUTSTANDING NOTES
------------------------------------------------------------  ----------------   -----------------
Southern Farm Bureau Life Insurance Company.................    $   425,000             0.37%
State of Oregon Equity......................................      3,450,000             3.00
Summer Hill Global Partners L.P.............................         30,000             0.03
Swiss Bank Corporation -- London Branch.....................      1,000,000             0.87
The Fondren Foundation......................................         90,000             0.08
Thermo Electron Balanced Investment Fund....................        425,000             0.37
The Fondren Foundation......................................         90,000             0.08
Unlfi, Inc. Profit Sharing Plan and Trust...................        275,000             0.24
United Food & Conn. Workers Local 1262 and Employers Pension
  Fund......................................................        550,000             0.48
United National Insurance...................................         40,000             0.03
Walker Art Center...........................................         95,000             0.08
Weirton Trust...............................................        250,000             0.22
William E. Simon............................................        300,000             0.26
William Simon Foundation....................................        160,000             0.14
Zeneca Holdings Trust.......................................        475,000             0.41


     None of the Selling Securityholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the Selling Securityholders may, pursuant to this Prospectus, offer all or some portion of the Notes or the Conversion Shares, no estimate can be given as to the amount of the Notes or the Conversion Shares that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Notes, in transactions exempt from the registration requirements of the Securities Act, since the date on which they provided the information regarding their Notes. See "Plan of Distribution." If required, additional Selling Securityholders may be identified and information with respect to these Selling Securityholders may be provided in a Prospectus Supplement.

RESTRICTED SHARES

     The Restricted Shares were originally issued by the Company in private placements in March 1997 and August 1997 in transactions exempt from the registration requirements of the Securities Act. The Selling Securityholders may from time to time offer and sell pursuant to this Prospectus any or all of the Restricted Shares. The term "Selling Securityholder" includes the holders listed below and the beneficial owners of the Restricted Shares and their respective transferees, pledgees, donees or other successors.

     The following table sets forth certain information with respect to the Selling Securityholders as of February 23, 1998. Such information has been obtained from the Selling Securityholders.

                                               BEFORE OFFERING                             AFTER OFFERING
                                               ---------------                       --------------------------
                                                  NUMBER OF                           NUMBER OF
                                                   SHARES            NUMBER OF          SHARES      PERCENT OF
                                                BENEFICIALLY     SHARES REGISTERED   BENEFICIALLY   OUTSTANDING
SELLING SECURITYHOLDER                            OWNED(1)        FOR SALE HEREBY       OWNED         SHARES
----------------------                         ---------------   -----------------   ------------   -----------
James E. Bennett(2)..........................      157,419            157,419               --         *
Paul G. Blaser(3)............................       18,005             18,005               --         *
Thomas R. Canham(4)..........................      428,628            428,628               --         *
Drew H. Davis(5).............................        8,898              8,898               --         *
Largo Holdings Ltd.(6).......................      157,418            157,418               --         *
Moore Family Holdings Ltd.(7)................       33,629             33,629               --         *
Lewis L. Roberts, Jr.(8).....................        9,037              9,037               --         *
Brian A. Schuchman(9)........................      428,628            428,628               --         *
Robert E. Schwartz(10).......................        8,898              8,898               --         *
James H. Shirkey(11).........................      137,114            137,114               --         *
John T. Simon(12)............................      428,628            428,628               --         *

---------------

 *  Less than one percent
 (1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. Includes options or warrants to purchase Company Common Stock which are exercisable within 60 days following December 30, 1997.

 (2) Includes 54,494 shares which were escrowed in connection with the Company's acquisition of Galaxy (the "Galaxy Escrowed Shares"). These shares will be released to Mr. Bennett, a former principal of Galaxy, upon Galaxy's realization of certain levels of profitability during the six months ending December 31, 1997 and the three one-year periods ending December 31, 2000 (the "Galaxy Earn-Out Period").

 (3) Includes (i) 5,666 Galaxy Escrowed Shares and (ii) 5,074 shares pledged to the Company to secure a promissory note due March 31, 1999 (the "Galaxy Pledged Shares"). Mr. Blaser is the Vice President of Engineering for Galaxy.

 (4) Includes 281,670 shares which were escrowed in connection with the Company's acquisition of CIS (the "CIS Escrowed Shares"). These shares will be released to Mr. Canham, the President of CIS, upon CIS' realization of certain levels of profitability during the three one year periods ending December 31, 1999 (the "CIS Earn-Out Period").

 (5) Includes (i) 2,857 Galaxy Escrowed Shares and (ii) 2,508 Galaxy Pledged Shares. Mr. Davis is Director of Engineering Services for Galaxy.

 (6) Includes 54,493 Galaxy Escrowed Shares. These shares will be released to Largo Holdings Ltd. upon Galaxy's realization of certain levels of profitability during the Galaxy Earn-Out Period. Joseph W. Forbes, Jr., President of Galaxy, is the general partner of Largo Holdings, Ltd.

 (7) Includes 9,477 Galaxy Escrowed Shares. Roy J. Moore, a former principal of Galaxy, is the general partner of Moore Family Holdings Ltd.

 (8) Includes (i) 2,928 Galaxy Escrowed Shares and (ii) 2,547 Galaxy Pledged Shares. Mr. Roberts is Director of Advanced Technologies for Galaxy.

 (9) Includes 281,670 CIS Escrowed Shares. These shares will be released to Mr. Schuchman, Executive Vice President of CIS, upon CIS' realization of certain levels of profitability during the CIS Earn-Out Period.

(10) Includes (i) 2,928 Galaxy Escrowed Shares and (ii) 2,508 Galaxy Pledged Shares. Mr. Schwartz is the former Controller for Galaxy.

(11) Under the terms and conditions of a Settlement Agreement between Mr. Shirkey and the Company executed in August 1997 and amended in December 1997, Mr. Shirkey, the former sole stockholder and President of AIT, has placed all 137,114 shares with an escrow agent to effectively guarantee certain accounts receivable of AIT. The escrow agent has been instructed to sell these shares in accordance with instructions from the Company and to remit all sales proceeds to the Company.

(12) Includes 281,670 CIS Escrowed Shares. These shares will be released to Mr. Simon, Executive Vice President of CIS, upon CIS' realization of certain levels of profitability during the CIS Earn-Out Period.

WARRANT SHARES

     The Warrants were originally issued by the Company to certain members of its Board of Directors in December 1994 pursuant to the Company's Outside Director Warrant Plan (the "Warrant Plan") and March 1997 pursuant to the Company's Directors Warrant Incentive Plan (the "Incentive Plan") and are currently exercisable. Holders of the Warrants will exercise such Warrants prior to the sale of the underlying shares registered hereby. The Selling Securityholders may from time to time offer and sell pursuant to this Prospectus any or all of the Warrant Shares. The term "Selling Securityholder" includes the holders listed below and the beneficial owners of the Restricted Shares and their respective transferees, pledgees, donees or other successors.

     The following table sets forth certain information with respect to the Selling Securityholders as of December 1, 1997. Such information has been obtained from the Selling Securityholders.

                                               BEFORE OFFERING                             AFTER OFFERING
                                               ---------------                       --------------------------
                                                  NUMBER OF                           NUMBER OF
                                                   SHARES            NUMBER OF          SHARES      PERCENT OF
                                                BENEFICIALLY     SHARES REGISTERED   BENEFICIALLY   OUTSTANDING
SELLING SECURITYHOLDER                            OWNED(1)        FOR SALE HEREBY       OWNED         SHARES
----------------------                         ---------------   -----------------   ------------   -----------
Stephen J. Clearman(2).......................      108,210             62,000           46,210         *
Steven A. Odom(3)............................      920,311            300,000          620,311          3.1
William P. O'Reilly(4).......................      307,000             50,000          257,000          1.3
John D. Phillips(5)..........................      117,340            117,340               --         *
Stephen E. Raville(6)........................      318,000            200,000          118,000         *

---------------

 *  Less than one percent
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. Includes options or warrants to purchase Company Common Stock which are exercisable within 60 days following December 30, 1997.

(2) Includes (i) warrants to acquire 50,000 shares of Common Stock under the Warrant Plan currently exercisable; and (ii) options to acquire 12,000 shares of Common Stock. Mr. Clearman has served as a director of the Company since 1994.

(3) Includes (i) warrants to acquire 300,000 shares of Common Stock under the Warrant Plan currently exercisable; (ii) options to acquire 345,650 shares of Common Stock under the Company's 1991 Stock Option Plan; (iii) 381 shares of Common Stock allocated to Mr. Odom's account in the Company's Retirement Savings and Profit Sharing Plan; and (iv) an aggregate of 18,000 shares of Common Stock held by Mr. Odom's minor children. Mr. Odom was elected a director of the Company in October 1994 and has served as Chairman of the Board since November 1994 and Chief Executive Officer since August 1995.

(4) Includes (i) 257,000 shares of Common Stock held by the William P. O'Reilly Trust, of which Mr. O'Reilly is trustee; and (ii) warrants to acquire 50,000 shares of Common Stock under the Incentive Plan currently exercisable. Mr. O'Reilly has served as a director of the Company since December 1994.

(5) Includes (i) warrants to acquire 67,340 shares of Common Stock under the Warrant Plan currently exercisable; and (ii) warrants to acquire 50,000 shares of Common Stock under the Incentive Plan currently exercisable. Mr. Phillips has served as a director of the Company since December 1994.

(6) Includes (i) 118,000 shares of Common Stock held by the Raville 1994 Family LP, Ltd., of which Mr. Raville is trustee; (ii) warrants to acquire 150,000 shares of Common Stock under the Warrant Plan currently exercisable; and
    (iii) warrants to acquire 50,000 shares of Common Stock under the Incentive Plan. Mr. Raville has served as a director of the Company since December 1994.

                              PLAN OF DISTRIBUTION

     The Notes, the Conversion Shares and the Shares are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this Prospectus. The Company has agreed, among other things, to bear all fees and expenses incident to its obligation to register the Notes, the Conversion Shares and the Shares. The Company will not receive any of the proceeds from the offering of the Notes and the Conversion Shares by the Selling Securityholders.

     The sale or distribution of the Notes, the Conversion Shares or the Shares may be effected directly to purchasers by the Selling Securityholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) or on any exchange or in the over-the-counter market, (ii) in transactions otherwise than in the over-the-counter market or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sale of the Notes, the Conversion Shares or the Shares. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Securityholder or by agreement between the Selling Securityholder and underwriters, brokers, dealers or agents, or purchasers. If the Selling Securityholders effect such transactions by selling Notes, the Conversion Shares or the Shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of Notes, the Conversion Shares or the Shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Securityholders and any brokers, dealers or agents that participate in the distribution of Notes, the Conversion Shares or the Shares may be deemed to be underwriters, and any profit on the sale of Notes, the Conversion Shares or the Shares by them and any discounts, concessions or commission received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Notes, the Conversion Shares or the Shares may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

     The outstanding Common Stock is listed for trading on Nasdaq, and the Conversion Shares have been approved for quotation on Nasdaq. The Initial Purchasers have advised the Company that they are making and currently intend to continue making a market in the Notes. They are not obligated to do so, however, and any such market making may be discontinued at any time without notice, in the sole discretion of the Initial Purchasers. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity of any trading market that may develop for the Notes. See "Risk Factors -- Absence of Public Market for Notes."

     In order to comply with the securities laws of certain states, if applicable, the Notes and Conversion Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Notes and Conversion Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Securityholders and any broker and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes, the Conversion Shares or the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Notes, the Conversion Shares or the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this Prospectus. There is no assurance that any Selling Securityholder will sell any or all of the Notes, the Conversion Shares or the Shares described herein, and any Selling Securityholder may transfer, devise or gift such securities by other means not described herein.

     The Notes were originally sold to BT Alex. Brown Incorporated and Prudential Securities Incorporated in October 1997 in a private placement. The Company agreed to indemnify and hold BT Alex. Brown Incorporated and Prudential Securities Incorporated harmless against certain liabilities under the Securities Act that could arise in connection with the initial sale of the Notes. The Company and the Selling Securityholders are obligated to indemnify each other against certain liabilities arising under the Securities Act.

     The Company will use its best efforts to keep the registration statement to which this Prospectus relates effective for a period of two years from the effective date thereof. The Company is permitted to suspend the use of this Prospectus in connection with the sales of Notes and Conversion Shares by holders upon the happening of an event or if there exists any fact that makes any statement of material fact made in this Prospectus untrue or that requires the making of additions to or changes in this Prospectus in order to make the statements herein not misleading, until such time as the Company advises the Selling Securityholders that use of the Prospectus may be resumed, in which case the period of time during which the Company is required to maintain the effectiveness of the registration statement shall be extended. Expenses of preparing and filing the registration statement and all post-effective amendments will be borne by the Company.

                                 LEGAL MATTERS

     The validity of the Notes, the Conversion Shares and the Warrant Shares will be passed upon for the Company by Rogers & Hardin LLP, Atlanta, Georgia.

                                    EXPERTS

     The consolidated financial statements of World Access, Inc., formerly known as Restor Industries, Inc., incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of NACT Telecommunications, Inc. as of September 30, 1997 and 1996, and for each of the years in the three-year period ended September 30, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Advanced TechCom, Inc. ("ATI") as of December 31, 1996 and 1995 and for the years then ended, incorporated by reference from World Access, Inc.'s Current Report on Form 8-K dated February 13, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated February 26, 1997 (October 15, 1997 as to Notes 2 and 13, and the last paragraph of Note 5) (which report expresses an unqualified opinion and includes an explanatory paragraph referring to certain subsequent events, including entering into an agreement to subcontract certain of ATI's manufacturing, raising of additional equity and the receipt of a commitment for additional financing) which is also incorporated herein by reference, and have been so incorporated in reliance upon the report of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SECURITYHOLDER OR ANY OF THEIR RESPECTIVE AFFILIATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................   ii
Incorporation of Certain Information
  by Reference........................   ii
Forward-Looking Statements............  iii
Prospectus Summary....................    1
Risk Factors..........................    7
Use of Proceeds.......................   12
Business..............................   13
Description of Notes..................   23
Certain Federal Income Tax
  Considerations......................   33
Selling Securityholders...............   37
Plan of Distribution..................   42
Legal Matters.........................   43
Experts...............................   43

             ======================================================
             ======================================================
                                  $115,000,000

                           [WORLD ACCESS, INC., LOGO]
                         4.5% CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2002
                                      AND
                             SHARES OF COMMON STOCK
                        ISSUABLE UPON CONVERSION THEREOF
                                      AND
                        2,545,642 SHARES OF COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                                           , 1998
             ======================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses to be paid in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, and all such expenses will be borne by the Registrant. All amounts are estimates except for the SEC registration fee and the NASD filing fee. It is estimated that the Registrant will incur the following expenses in connection with the offering of the securities being registered.


SEC Registration Fee........................................  $ 45,174
NASD Nasdaq Fee.............................................    17,500
Accounting Fees and Expenses................................    30,000
Blue Sky Fees and Expenses..................................     5,000
Legal Fees and Expenses.....................................    30,000
Printing and Mailing Expenses...............................     5,000
Trustee/Transfer Agent Fees and Expenses....................     2,000
Miscellaneous Expenses......................................     5,326
                                                              --------
     Total..................................................  $140,000
                                                              ========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 102 of the Delaware General Corporation Law ("DGCL") allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL provides that in the case of any action other than one by or in the right of the corporation, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145 of the DGCL provides that in the case of an action by or in the right of a corporation to procure a judgment in its favor, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action or suit by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth in the proceeding paragraph, except that no indemnification may be made in respect of any action or claim as to which such person shall have been adjudged to be liable to the corporation unless a court determines that such person is fairly and reasonably entitled to indemnification.

     Articles VIII and IX of the Company's Restated Certificate of Incorporation, as amended, provides for indemnification of directors, officers and employees to the fullest extent permissible under the DGCL.

ITEM 16.  EXHIBITS.


EXHIBIT
  NO.                            DESCRIPTION OF EXHIBIT
-------                          ----------------------
 4.1     --   Indenture dated as of October 1, 1997 by and between World
              Access, Inc. and First Union National Bank, as Trustee
              (incorporated by reference to Exhibit 4.1 to the
              Registrant's Current Report on Form 8-K filed on October 8,
              1997 (File No. 0-19998) (the "Form 8-K")).
 4.2     --   Registration Rights Agreement dated as of October 1, 1997 by and between World Access, Inc., BT Alex Brown Incorporated and Prudential Securities Incorporated (incorporated by
              reference to Exhibit 4.3 to the Form 8-K).
 5.1     --   Opinion and Consent of Rogers & Hardin LLP*.
12.1     --   Computation of Earnings to Fixed Charges.*
23.1     --   Consent of Rogers & Hardin LLP (included in exhibit 5.1)*.
23.2     --   Consent of Price Waterhouse LLP.
23.3     --   Consent of Deloitte & Touche LLP.
23.4     --   Consent of KPMG Peat Marwick, LLP.
24       --   Power of attorney (Included in the Signature Pages Hereto).
25.1     --   Statement of Eligibility of Trustee under the Trustee
              Indenture Act of 1939 on Form T-1.*


---------------
* Previously filed.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
     Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Atlanta, Georgia, on this 24th day of February, 1998.


                                          WORLD ACCESS, INC.

                                          By:      /s/ STEVEN A. ODOM
                                            ------------------------------------
                                            Steven A. Odom
                                            Chairman of the Board and
                                            Chief Executive Officer
                                            (Principal Executive Officer)

     Pursuant to the requirements of the Securities Act, this Amendment to this Registration Statement of World Access, Inc. has been signed below by the following persons in the capacities and on the dates indicated.


                     SIGNATURE                                   TITLE                     DATE
                     ---------                                   -----                     ----
                /s/ STEVEN A. ODOM                   Chairman of the Board and       February 24, 1998
---------------------------------------------------    Chief Executive Officer
                  Steven A. Odom

                /s/ MARK A. GERGEL                   Executive Vice President and    February 24, 1998
---------------------------------------------------    Chief Financial Officer
                  Mark A. Gergel                       (Principal Financial
                                                       Officer)

                         *                           Director and President (Chief   February 24, 1998
---------------------------------------------------    Operating Officer)
                  Hensley E. West

                         *                           Vice President, Controller and  February 24, 1998
---------------------------------------------------    Secretary (Principal
                 Martin D. Kidder                      Accounting Officer)

                                                     Director
---------------------------------------------------
                Stephen J. Clearman

                         *                           Director                        February 24, 1998
---------------------------------------------------
                William P. O'Reilly

                         *                           Director                        February 24, 1998
---------------------------------------------------
                 John D. Phillips

                                                     Director
---------------------------------------------------
                Stephen E. Raville

              *By: /s/ MARK A. GERGEL
   ---------------------------------------------
                  Mark A. Gergel
                 Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT                                                                         PAGE
  NO.                             DESCRIPTION OF EXHIBIT                       NUMBER
-------                           ----------------------                       ------
 4.1      --   Indenture dated as of October 1, 1997 by and between World
               Access, Inc. and First Union National Bank, as Trustee
               (incorporated by reference to Exhibit 4.1 to the
               Registrant's Current Report on Form 8-K filed on October 8,
               1997 (File No. 0-19998) (the "Form 8-K"))...................
 4.2      --   Registration Rights Agreement dated as of October 1, 1997 by and between World Access, Inc., BT Alex Brown Incorporated and Prudential Securities Incorporated (incorporated by
               reference to Exhibit 4.3 to the Form 8-K)...................
 5.1      --   Opinion and Consent of Rogers & Hardin LLP*.................
12.1      --   Computation of Earnings to Fixed Charges*...................
23.1      --   Consent of Rogers & Hardin LLP (included in exhibit 5.1)*...
23.2      --   Consent of Price Waterhouse LLP.............................
23.3      --   Consent of Deloitte & Touche LLP............................
23.4      --   Consent of KPMG Peat Marwick LLP............................
24        --   Power of attorney (Included in the Signature Pages
               Hereto).....................................................
25.1      --   Statement of Eligibility of Trustee under the Trustee
               Indenture Act of 1939 on Form T-1*..........................


---------------
* Previously filed.